SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

—————————————

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2005

Commission File Number 0-28800

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DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

—————————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of May 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 29, 2005, entitled "CIRCULAR TO DRDGOLD SHAREHOLDERS".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 9, 2005

By: /s/ Themba Gwebu
 Name: Themba Gwebu
 Title: Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action that you should take, please consult your banker, broker, legal adviser, accountant or other professional adviser immediately.

If you have disposed of some or all of your ordinary no par value shares in DRDGOLD Limited ("DRDGOLD") ("DRDGOLD shares"), or your interest in DRDGOLD shares, then a copy of this circular, together with the attached forms, should be forwarded to the purchaser to whom, or the stockbroker or agent through whom, you disposed of your DRDGOLD shares or your interest in DRDGOLD shares.

Full details of the action required by holders of DRDGOLD shares and holders of other documents of title in respect of DRDGOLD shares are set out on page 2 of this circular.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES.

THE DRDGOLD SHARES REFERRED TO HEREIN HAVE NOT AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1993 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.



DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY   ARB number: 086 277 616
JSE share code: DRD   ISIN: ZAE 000058723

("DRDGOLD" or "the company")

CIRCULAR TO DRDGOLD SHAREHOLDERS

regarding

the issue of up to 17 million new DRDGOLD ordinary no par value shares at an issue price of R5.50 per DRDGOLD ordinary no par value share;

and incorporating

- **a notice of general meeting;**

- **a form of proxy (for use only by holders of certificated DRDGOLD ordinary shares, nominee companies of Central Securities Depositary Participants ("CSDPs"), brokers' nominees companies and by the holders of dematerialised DRDGOLD ordinary shares with "own-name" registration and by any other registered holders of DRDGOLD ordinary shares); and**

- **a notice of direction (for use only by holders of CHESS Depositary Interests in respect of DRDGOLD ordinary shares).**

Sponsor	Independent expert	Attorneys
		
	EY Corporate Finance (Pty) Ltd	
	(Registration number 2000/031575/07)	

Corporate adviser		Reporting accountants and auditors
		

Date of issue: 29 April 2005

Copies of this circular are available in English only and may be obtained from the registered office of DRDGOLD, the office of the United Kingdom Secretaries and the office of the transfer secretaries in Australia, the addresses of which are set out on the inside front cover of this circular.

CORPORATE INFORMATION AND ADVISERS

Secretary and registered office

T Gwebu
45 Empire Road
Parktown
Johannesburg, 2193
(PO Box 390, Maraisburg, 1700)

Sponsor

The Standard Bank of South Africa Limited
(Registration number 1962/000738/06)
5 Simmonds Street
Johannesburg, 2001
(PO Box 61344, Marshalltown, 2107)

Independent expert

EY Corporate Finance (Proprietary) Limited
Wanderers Office Park
52 Corlett Drive
Illovo, 2196
(PO Box 2322, Johannesburg, 2000)

Australian agent

Sygnum Financial Services
62 Colin Street
West Perth
Western Australia

French agents and Paris bearer reception office

Euro Emetteurs Finance
48 Boulevard des Batignolles
75850 Paris, Cedex 17
France

United Kingdom Secretaries

St. James's Corporate Services Limited
6 St. James's Place
London SW1A 1NP

Date of incorporation of DRDGOLD

16 February 1895

Place of incorporation of DRDGOLD

Pretoria

Corporate adviser

QuestCo (Proprietary) Limited
(Registration number 2002/005616/07)
The Campus, 57 Sloane Street
1st Floor, Wrigley Field
Bryanston, 2021
(PO Box 3851, Dainfern, 2055)

Transfer secretaries in South Africa

Ultra Registrars (Proprietary) Limited
(Registration number 2000/007239/07)
11 Diagonal Street
Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

Attorneys

Bowman Gilfillan Inc.
(Registration number 1998/021409/21)
165 West Street
Sandton, 2146
(PO Box 785812, Sandton, 2146)

Reporting accountants and auditors

KPMG Inc.
(Registration number 1999/021543/21)
85 Empire Road
Parktown, 2193
(Private Bag 9, Parkview, 2122)

United Kingdom registrars and bearer office

Transfer secretaries in the United Kingdom

Capita IRG plc
The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU
United Kingdom

Depositary bank

American Depositary Receipts
The Bank of New York
101 Barclay Street,
New York, NY 10286
United States of America

Transfer secretaries in Australia

Computershare Investor Services (Proprietary)
Limited
Level 2, 45 St George's Terrace
Perth, Western Australia, 6000
(GPO Box D182, Perth, Western Australia, 6840)

TABLE OF CONTENTS

ACTION REQUIRED

The definitions commencing on page 4 of this circular apply, *mutatis mutandis*, to the information on action required by DRDGOLD shareholders.

If you are in any doubt as to what action you should take, you should consult your broker, banker, accountant, attorney or other professional adviser.

A general meeting of DRDGOLD shareholders is to be held at 10:00 (South African time) on Friday, 20 May 2005 at 45 Empire Road, Parktown, Johannesburg to consider and, if deemed fit, pass the ordinary resolutions:

– authorising the specific issue; and

– ratifying certain issues of DRDGOLD shares made in the previous twelve months for the purposes of the ASX Listing Rules.

Holders of DRDGOLD preference shares may attend the general meeting but they may not vote thereat.

DRDGOLD shareholders holding share certificates and DRDGOLD shareholders who have dematerialised their DRDGOLD shares and have elected "own-name" registration in the sub-register through a CSDP who are unable to attend the general meeting but wish to be represented thereat may complete and return the attached form of proxy *(pink)*, in accordance with the instructions contained therein, to the relevant transfer secretaries, the addresses of which are set out on the inside front cover of this circular, to be received by no later than 10:00 (South African time) on Wednesday, 18 May 2005.

DRDGOLD shareholders who have dematerialised their DRDGOLD ordinary shares through a CSDP and who have not elected "own-name" registration in the sub-register maintained by a CSDP and DRDGOLD shareholders who hold certificated DRDGOLD ordinary shares through a nominee who wish to attend the general meeting must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend, or, if they do not wish to attend the general meeting they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised DRDGOLD shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy and appoints a proxy to vote at the general meeting.

Australian holders of CHESS Depositary Interests in DRDGOLD shares must complete the attached notice of direction *(blue)* and return it to CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000, to be received by no later than 16:00 (Western Australian time) on Tuesday, 17 May 2005.

ADR holders will receive forms of proxy printed by The Bank of New York, which should be completed and returned in accordance with the instructions printed on such forms of proxy.

DRDGOLD does not take responsibility and will not be held liable for any failure on the part of a CSDP, nominee or broker of an ordinary shareholder holding dematerialised DRDGOLD shares to notify such shareholder of the general meeting or any business to be conducted thereat.

IMPORTANT DATES AND TIMES

	2005
Last day to lodge notice of direction with CHESS Depositary Nominees Proprietary Limited for the general meeting by 16:00 (Western Australian time) on	Tuesday, 17 May
Last day to lodge forms of proxy at the relevant transfer secretaries of DRDGOLD for the general meeting by 10:00 on	Wednesday, 18 May
General meeting of shareholders to be held at 10:00 on	Friday, 20 May
Results of the general meeting published on SENS and released to the relevant stock exchanges	Friday, 20 May
Results of the general meeting published in the South African press	Monday, 23 May
Listing date for the specific issue shares	Tuesday, 24 May

Notes:

1. The definitions commencing on page 4 of this circular apply, *mutatis mutandis*, to this information on important dates and times.

2. These dates and times may be changed by DRDGOLD. Any such change will be announced on SENS and on the relevant stock exchanges and published in the South African press.

3. Unless otherwise indicated, all times are South African times.

DEFINITIONS

Throughout this document and the annexures hereto, unless otherwise indicated, the words in the first column have the meanings stated opposite them in the second column, words in the singular include the plural and *vice versa*, words importing natural persons include corporations and associations of persons and any reference to one gender includes the other genders.

"the Act"	the Companies Act, 1973 (Act 61 of 1973), (of South Africa) as amended;
"ADRs"	American Depositary Receipts;
"ADR holders"	holders of ADRs;
"ASX"	Australian Stock Exchange Limited;
"the Australian transfer secretaries"	Computershare Investor Services (Proprietary) Limited;
"Blyvooruitzicht"	Blyvooruitzicht Gold Mining Company Limited;
"the board"	the board of directors of DRDGOLD;
"BSCM"	Baker Steel Capital Managers LLP (registration number OC 301191), a limited liability partnership incorporated in the United Kingdom;
"the BSCM Clients"	the following persons, who are managed by BSCM, namely:

- Genus Natural Resources Master Fund;
- Genus Dynamic Gold Fund;
- CF Ruffer Baker Steel Gold Fund;
- P&C Global Gold & Natural Resources Fund Limited; and
- RIT Capital Partners plc;

"Buffelsfontein"	Buffelsfontein Gold Mines Limited;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"the capital raising"	collectively, the specific issue and the issue of shares pursuant to the claw-back offer and the underwriting agreement;
"this circular" or "the circular"	this circular, dated 29 April 2005, incorporating a notice of general meeting, a form of proxy and a notice of direction;
"the claw-back offer"	the claw-back offer intended to be made by DRDGOLD of six ordinary DRDGOLD shares at a subscription price of R5.50 per ordinary DRDGOLD share for every 100 ordinary DRDGOLD shares held;
"the Common Monetary Area"	South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia;

"DRDGOLD" or "the company"	DRDGOLD Limited (formerly Durban Roodepoort Deep, Limited) (Registration number 1895/000926/06), a public company incorporated in South Africa and listed on the JSE, the London Stock Exchange, ASX, NASDAQ in the form of ADRs, the Brussels Stock Exchange, the Paris Bourse, the Port Moresby Stock Exchange, the OTC market on the Berlin Stock Exchange and the Regulated Unofficial Market on the Frankfurt Stock Exchange;
"the DRDGOLD group" or "the group"	DRDGOLD and its subsidiary companies;
"DRDGOLD shareholders" or "DRDGOLD ordinary shareholders" or "shareholders"	holders of DRDGOLD shares or interests in DRDGOLD shares;
"DRDGOLD shares" or "DRDGOLD ordinary shares" or "ordinary shares" or "DRDGOLD ordinary no par value shares"	ordinary shares of no par value in the stated capital of DRDGOLD, of which 263 401 932 were in issue at the last practicable date;
"Emperor"	Emperor Mines Limited;
"EPS"	earnings per DRDGOLD share;
"the general meeting of shareholders" or "the general meeting"	the general meeting of DRDGOLD shareholders to be held at 45 Empire Road, Parktown, Johannesburg at 10:00 (South African time) on Friday, 20 May 2005 for the purposes of considering and, if deemed fit, passing the resolutions authorising the specific issue and ratifying certain issues of DRDGOLD shares made in the preceding twelve months;
"HEPS"	headline EPS;
"issue price"	the issue price of the specific issue shares, being R5.50 per specific issue share;
"the JSE"	the JSE Securities Exchange South Africa;
"the King II Report"	the Second King Report on Corporate Governance in South Africa – 2002;
"the last practicable date"	31 March 2005, being the last practicable date prior to the finalisation of this circular;
"the market price"	in relation to a DRDGOLD ordinary share at any date, the market price of a DRDGOLD ordinary share on the date in question as quoted by the JSE;
"NAV"	net asset value;
"Nasdaq"	the Nasdaq Small Cap Market;
"Rand"	South African Rand;
"SENS"	Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"the South African transfer secretaries"	Ultra Registrars (Proprietary) Limited;

"the specific issue"	the issue of up to 17 million new DRDGOLD shares to the BSCM Clients, at a cash issue price of R5.50 per specific issue share;
"the specific issue shares"	the 17 million new DRDGOLD shares, which are the subject of the specific issue;
"Standard Bank"	The Standard Bank of South Africa Limited (Registration number 1962/000738/06), a public company incorporated in South Africa (being a wholly-owned subsidiary of Standard Bank Group Limited);
"STRATE"	an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, managed by STRATE Limited (Registration number 1998/022242/06);
"the subscription agreement"	the agreement entered into between DRDGOLD, BSCM and the BSCM Clients on Thursday, 7 April 2005 recording the terms and conditions of the specific issue;
"TNAV"	tangible NAV;
"Tolukuma"	Tolukuma Gold Mines Limited;
"the transfer secretaries"	collectively, the South African transfer secretaries, the UK transfer secretaries and the Australian transfer secretaries;
"the UK transfer secretaries"	Capita IRG plc; and
"the underwriting agreement"	the agreement entered into on Tuesday, 5 April 2005 recording the terms and conditions of the issue of new DRDGOLD shares to certain underwriters subject to the claw-back offer.



DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY   ARB number: 086 277 616
JSE share code: DRD   ISIN: ZAE 000058723

Directors

M P Ncholo#	*(Non-executive Chairman)*
M M Wellesley-Wood*	*(Chief Executive Officer)*
I L Murray	*(Chief Financial Officer)*
J Turk#**	
R P Hume†	
G C Campbell†	
D Blackmur†***	

†Independent Non-executive
#Non-executive
* British
** American
*** Australian

CIRCULAR TO DRDGOLD SHAREHOLDERS

1. **INTRODUCTION**

   It was announced on Tuesday, 5 April 2005 that DRDGOLD has entered into underwriting and subscription agreements in terms of which, subject to the fulfilment of certain conditions, DRDGOLD will raise capital.

   The capital raising by DRDGOLD will comprise:
   – the raising of up to R93.5 million (before expenses) through the issue of up to 17 million new DRDGOLD shares at an issue price of R5.50 each to the BSCM Clients; and
   – the raising of R86.9 million (before expenses) in terms of a claw-back offer intended to be made by DRDGOLD to DRDGOLD shareholders of 15 804 116 new DRDGOLD shares at an issue price of R5.50 per share, subject to certain conditions pertaining to the claw-back offer. Subject to those conditions, further details of the claw-back offer will be contained in a circular to DRDGOLD shareholders to be posted in due course.

   This circular provides DRDGOLD shareholders with information relating to the specific issue, as well as information required to enable shareholders to ratify prior issues of DRDGOLD shares for the purposes of the Listing Rules of the ASX.

   A general meeting of shareholders will be held at 10:00 on Friday, 20 May 2005, at 45 Empire Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing resolutions authorising the specific issue and ratifying certain issues of DRDGOLD shares made in the preceding twelve months for the purposes of the Listing Rules of the ASX. A notice convening the general meeting is attached to and forms part of this circular. Holders of DRDGOLD preference shares may attend the general meeting but they may not vote thereat.

2. **RATIONALE FOR THE CAPITAL RAISING**

In DRDGOLD's Report to shareholders for the six months ended 31 December 2004, dated 24 February 2005, KPMG Inc., the company's auditors, without qualifying their opinion, drew attention to the statements made by the board under the heading "Going Concern", which indicated that the DRDGOLD group had incurred significant losses for the six months to 31 December 2004 and continued to incur losses thereafter and that, at 31 December 2004, the group's current liabilities exceeded its current assets.

Since the publication of these results, the board has taken several steps towards the reversal of this loss-making trend and the improvement of the group's short-term liquidity, which steps include, *inter alia*:

– support for an application to the High Court of South Africa by Buffelsfontein a wholly-owned subsidiary of DRDGOLD which owns the group's North West operations, for its provisional liquidation;

– entering into an underwriting agreement, pursuant to which, subject to certain conditions, DRDGOLD will raise an additional R86.9 million (before expenses) through the provisional allotment to certain underwriters of 15 804 116 new DRDGOLD shares at a price of R5.50 per new DRDGOLD share, which new DRDGOLD shares will, subject to the same conditions, be offered to DRDGOLD shareholders by means of the claw-back offer; and

– entering into the subscription agreement.

In addition to providing working capital, DRDGOLD intends to use the proceeds from the capital raising to restructure its operations, fund necessary capital expenditure and, to the extent that such opportunities arise, acquire synergistic assets in South Africa.

3. **DETAILS OF THE SPECIFIC ISSUE**

3.1 **Terms of the specific issue**

In terms of the subscription agreement, the BSCM Clients will subscribe for up to 17 million new DRDGOLD shares at a subscription price of R5.50 per specific issue share, which is equivalent to the volume-weighted average price of DRDGOLD shares on the JSE for the 10 trading days immediately prior to Tuesday, 5 April 2005, being the date of the announcement referred to in paragraph 1 above.

In terms of the subscription agreement, after that subscription has occurred BSCM will, as agent for the BSCM Clients, pay to DRDGOLD the total consideration for the specific issue shares, being R93.5 million. Against receipt of this total consideration, DRDGOLD will allot and issue to each BSCM Client the number of specific issue shares for which it subscribed.

The subscription agreement provides that, should one or more BSCM Clients not subscribe for its specified proportion of the specific issue shares as a consequence of certain internal or regulatory restrictions, then BSCM will, to the extent possible, re-allocate those shares which are not subscribed for. To the extent to which those re-allocations cannot be made, the number of shares which will be subscribed for will be less than 17 million and the amount raised through the specific issue will be reduced accordingly.

The subscription agreement provides that upon the occurrence of certain events (including economic or financial events and natural disasters or physical disasters, which in the reasonable opinion of BSCM is likely materially and adversely to affect the financial position or business of DRDGOLD and also including the liquidation or insolvency of DRDGOLD) the subscription agreement falls away and the obligations to subscribe and pay for the shares will lapse.

The subscription by the BSCM Clients of the specific issue shares is conditional upon the passing, at the general meeting, of the resolution authorising the specific issue.

The specific issue shares will rank *pari passu* with those DRDGOLD shares already in issue.

3.2 **Related party**

Mr David Baker, a former director of DRDGOLD who resigned from office with effect from 27 October 2004, has an interest of more than 35% in BSCM. Consequently, in terms of the Listings Requirements of the JSE, BSCM is a related party to DRDGOLD and neither BSCM nor its associates, including Mr Baker and the BSCM Clients, may vote on the resolution relating to the specific issue in respect of any DRDGOLD shares that they hold. BSCM, BSCM Clients and their associates will, however, be taken into account in determining a *quorum* at the general meeting.

3.3 **Exchange Control Regulations**

– Any share certificates issued to BSCM Clients will be endorsed "Non-Resident".

– Dividend and residual cash payments due to the BSCM Clients are freely transferable from South Africa if the relevant share certificate is endorsed "Non-Resident".

4. BACKGROUND INFORMATION ON DRDGOLD

4.1 **Introduction**

DRDGOLD was established in 1895 and is a public company with its primary listings on the JSE and the ASX. It has secondary listings on Nasdaq, the London Stock Exchange plc and Port Moresby Stock Exchange. DRDGOLD's shares are also traded on the Marche Libre in Paris, the Regulated Unofficial Market of the Frankfurt Stock Exchange and the Berlin and Stuttgart OTC markets, as well as on the Euronext Brussels in the form of International Depositary Receipts.

4.2 **Segmental analysis**

DRDGOLD's South African mining interests comprise:

– Blyvooruitzicht;

– Buffelsfontein (now in provisional liquidation), which owns the Hartebeesfontein and Buffelsfontein mines also known as the North West Operations;

– 40% interest in Crown Gold Recoveries (Proprietary) Limited and East Rand Proprietary Mines Limited; and

– the brownfields Argonaut Project.

DRDGOLD's offshore interests comprise:

– DRD (Porgera) Limited which holds a 20% interest in the Porgera Joint Venture, Papua New Guinea;

– Tolukuma, which owns the Tolukuma mine in Papua New Guinea; and

– a 45.33% interest in Emperor, an Australian incorporated company which operates as a gold miner in Fiji.

A segmental analysis of DRDGOLD's operations is set out in the table below.

(R'000)	2004 South African Operations	2004 Australasian Operations	**2004 Total**	2003 South African Operations	2003 Australasian Operations	**2003 Total**
Revenue	1 541 059	651 083	**2 192 142**	2 195 041	213 557	**2 408 598**
Result						
Operating (loss)/profit from gold	(166 105)	136 650	**(29 455)**	122 368	(30 458)	**91 910**
Investment income	98 034	32 815	**130 849**	115 130	(15 132)	**99 998**
Finance costs	(41 637)	(298)	**(41 935)**	(33 931)	(5 567)	**(39 498)**
Taxation charge	(415 836)	(58 476)	**(474 312)**	(284)	(2 991)	**(3 275)**
Other	(207 417)	(94 114)	**(301 531)**	235 156	(13 386)	**221 770**
(Loss)/profit after tax	(732 961)	16 577	**(716 384)**	438 439	(67 534)	**370 905**
Balance Sheet						
Mining assets	531 513	424 538	**956 051**	484 062	94 466	**578 528**
Net current (liabilities)/assets	(199 042)	94 998	**(104 044)**	143 392	(124 423)	**18 969**
Other information						
Capital expenditure	101 789	101 455	**203 244**	97 091	24 392	**121 483**
Asset impairment and diminution in investments	101 699	7 071	**108 770**	133 001	–	**133 001**
Total number of employees including contractors	12 906	751	**13 657**	18 766	472	**19 238**

Note: Extract from DRDGOLD's 2004 Annual Report

In DRDGOLD's 2004 financial year, gold production from DRDGOLD's total portfolio of underground, opencast and surface re-treatment operations was 905 023 ounces. Approximately 26%, or 233 190 ounces, of this was derived from its Australasian mining interests.

During 2004, DRDGOLD made a conditional takeover offer to Emperor shareholders to acquire all of the outstanding shares in Emperor that were not already owned by DRDGOLD. On 30 July 2004, DRDGOLD's offer to Emperor shareholders closed with DRDGOLD receiving acceptances that increased its shareholding to 45.33%.

DRDGOLD's total attributed mineral resource base at 30 June 2004 was 57.7 million ounces of gold and its total attributed mineral reserves were 11.7 million ounces of gold, of which Buffelsfontein made up 5.05 million ounces in reserves and 12.17 million ounces in resources.

Following the liquidation of Buffelsfontein, attributed mineral reserves from Australasia now make up approximately 16% of the total reserve base of the group.

5. **PROSPECTS**

The group's South African mines have undergone significant changes over DRDGOLD's past three financial years as a result of above inflation cost increases and the continued strength of the Rand, resulting in a lower Rand gold price and operating losses.

The DRDGOLD group has over this period dealt with the above issues by:
– acquiring low cost gold mining operations internationally as a counter to the strong Rand; and
– continuously restructuring its South African operations to reduce costs.

The directors believe that the decisive actions of supporting the liquidation of Buffelsfontein, cutting corporate costs and raising additional capital together with the continuing turnaround of the operations owned by Blyvooruitzicht and profitable performance of the offshore operations will establish a sound platform for DRDGOLD's sustained recovery and future growth.

DRDGOLD anticipates that its attributable production in the next twelve months would decrease to approximately 795 000 ounces, following the liquidation of Buffelsfontein. Assuming that the US Dollar exchange rates of the currencies in the countries where the DRDGOLD group operates remain at similar levels, the DRDGOLD group's total cash operating costs in US Dollars per ounce are anticipated to decrease from $418 per ounce for the quarter ended March 2005 to $322 per ounce in the year ahead.

6. **STATED CAPITAL**

6.1 **Authorised and issued capital prior to the specific issue**

The authorised and issued capital of DRDGOLD prior to the specific issue is set out in the table below.

	R'000
Authorised	
600 000 000 ordinary no par value shares	
5 000 000 cumulative preference shares of 10 cents each	500
Issued	
263 401 932 ordinary no par value shares	3 396 352
5 000 000 cumulative preference shares of 10 cents each	500
Total stated capital	**3 396 852**

6.2 Authorised and issued capital of DRDGOLD after the specific issue

The authorised and issued capital of DRDGOLD after the specific issue will be as set out in the table below.

	R'000
Authorised	
600 000 000 ordinary no par value shares	
5 000 000 cumulative preference shares of 10 cents each	500
Issued	
280 401 932* ordinary no par value shares	3 489 852
5 000 000 cumulative preference shares of 10 cents each	500
Total stated capital	**3 490 352**

* Based on the assumption that 17 million new DRDGOLD shares are issued in terms of the specific issue.

7. INFORMATION RELATING TO DIRECTORS

7.1 Names, portfolios and business addresses

Director	Portfolio	Business address
Executive		
Mark Michael Wellesley-Wood[1]	Chief Executive Officer	45 Empire Road, Parktown, Johannesburg, South Africa
Ian Louis Murray[2]	Chief Financial Officer	45 Empire Road, Parktown, Johannesburg, South Africa
Non-executive		
Moltin Paseka Ncholo[1]	Chairman	Riverwood the Birches – KBH, c/o CIVIN & Johnston Drive, Bedfordview, 2007, South Africa
James Turk[3]	Non Executive Director	ASL House, 12-14 David Place, St. Helier Jersey, British Channel Islands, JE2 4TD
Robert Peter Hume	Independent Director	Sasfin Frankel Pollak, Beach Road, East London, 5210, South Africa
Geoffrey Charles Campbell	Senior Independent Director	42 Half Moon Lane, London, SE24 9NU, United Kingdom
Douglas John Meldrum Blackmur	Independent Director	54 Bay Beach Avenue, South Sunset Links, Cape Town, 8001, South Africa

(1) Mr M P Ncholo was appointed as Non-Executive Chairman on 17 February 2005, the position previously held by Mr M M Wellesley-Wood. Mr M M Wellesley-Wood resumed his role as Chief Executive Officer on the same day.

(2) On 17 January 2005, Mr I L Murray relinquished his position as Chief Financial Officer to Mr D N Campbell. On 17 February 2005, Mr I L Murray relinquished his position as Chief Executive Officer to Mr M M Wellesley-Wood. Mr I L Murray was reinstated as Chief Financial Officer on 8 March 2005 following the resignation of Mr D N Campbell.

(3) Mr J Turk was appointed as a Non-Executive Director of DRDGOLD on 27 October 2004.

All the directors have confirmed in terms of schedule 21 of the Listings Requirements of the JSE that they have not been:

– disqualified by any court from acting as a director of a company or from acting in the management or conduct of the affairs of any company or been the subject of any public criticism by statutory or regulatory authorities (including recognised professional bodies);

– convicted of an offence resulting from dishonesty, fraud or embezzlement or convicted in any jurisdiction of any criminal offence or any offence under legislation relating to the Act; or

– adjudged bankrupt or entered into any voluntary creditors' liquidation or been sequestrated in any jurisdiction or been a director of any company at the time or within the 12 months preceding any of the following events taking place: receiverships, compulsory liquidations, creditors' voluntary liquidations, administrations, company/voluntary arrangements or any composition or arrangement with creditors generally or any class of creditors; or

– barred from entering into any profession or occupation.

7.2 **Directors' interests in the capital of DRDGOLD**

As at the last practicable date, the directors of DRDGOLD held, in aggregate, 783 888 (0.3%) DRDGOLD shares beneficially, non-beneficially, directly and indirectly, in the issued capital of the company. Details of their individual shareholdings are set out in the table below.

| | **Number of shares** | | |
Director	**Beneficial Direct**	**Beneficial Indirect**	**Non-Beneficial**
Executive			
M M Wellesley-Wood	202 797	–	–
I L Murray	553 090	–	–
Non-executive			
MP Ncholo	–	1	–
J Turk	–	13 000	–
R P Hume	–	15 000	–
G C Campbell	–	–	–
D J M Blackmur	–	–	–
Total	**755 887**	**28 001**	**–**

7.3 Directors' share options

As at the last practicable date, the directors of DRDGOLD held the following share options, issued in terms of the DRDGOLD (1996) Share Option Scheme.

Director	Number of options	Strike price	Issue period – lapse period
Executive			
M M Wellesley-Wood	218 750	15.81	26/03/2002 – 26/03/2012
	165 762	18.51	30/04/2002 – 30/04/2012
	166 900	29.10	23/10/2002 – 23/10/2012
	256 700	19.05	22/04/2003 – 22/04/2013
	215 800	17.53	27/10/2003 – 27/10/2013
	1 023 912		
I L Murray	100 000	6.49	21/08/2000 – 21/08/2010
	25 000	6.47	02/11/2000 – 02/11/2010
	148 750	15.81	26/03/2002 – 26/03/2012
	133 421	18.51	30/04/2002 – 30/04/2012
	100 800	29.10	23/10/2002 – 23/10/2012
	142 100	19.05	22/04/2003 – 22/04/2013
	143 300	17.53	27/10/2003 – 27/10/2013
	793 371		
Non executive			
M P Ncholo	20 000	18.61	20/03/2002 – 20/03/2012
	8 600	29.10	23/10/2002 – 23/10/2012
	9 900	19.05	22/04/2003 – 22/04/2013
	9 300	17.53	27/10/2003 – 27/10/2013
	47 800		
J Turk	–	–	–
R P Hume	8 750	7.26	01/10/2001 – 01/10/2011
	30 000	15.81	26/03/2002 – 26/03/2012
	10 700	29.10	23/10/2002 – 23/10/2012
	13 200	19.05	22/04/2003 – 22/04/2013
	11 100	17.53	27/10/2003 – 27/10/2013
	73 750		
G C Campbell	20 000	18.61	20/03/2002 – 20/03/2012
	8 600	29.10	23/10/2002 – 23/10/2012
	14 300	19.05	22/04/2003 – 22/04/2013
	12 000	17.53	27/10/2003 – 27/10/2013
	54 900		
D J M Blackmur	–	–	–

7.4 Directors dealings

The directors of DRDGOLD have entered into the following transactions in respect of DRDGOLD shares since 1 July 2004.

Name	Transaction	Date	Number of shares	Transaction value
M P Ncholo	Exercise of put options	26 July 2004	1 598 296	R83 910 540
M P Ncholo	Exercise of put options	25 August 2004	1 598 296	R83 910 540
I L Murray	Purchase	1 December 2004	10 000	R103 900
R P Hume	Purchase	7 December 2004	5 000	R45 000
I L Murray	Purchase	8 December 2004	30 000	R283 500
M M Wellesley-Wood	Purchase	9 December 2004	10 000	R100 600
M M Wellesley-Wood	Purchase	10 December 2004	28 000	R256 480
J Turk	Purchase	10 December 2004	8 000	R75 920
M M Wellesley-Wood	Purchase	17 December 2004	59 000	R547 520

7.5 Directors' interests in transactions

None of the directors of DRDGOLD had or has any interests in any transactions that were undertaken by DRDGOLD, which are or were in their nature or condition material to the business of DRDGOLD and that were effected by DRDGOLD during the current or immediately preceding financial year, or during an earlier financial year and which remain in any respect outstanding.

7.6 Directors' emoluments and service contracts

There will be no variation in the remuneration paid to the directors as a result of the specific issue.

8. CORPORATE GOVERNANCE

The board believes that sound corporate governance is critical in the management of DRDGOLD. Systems have been put in place to enhance transparency and accountability by providing checks and balances throughout the company's organisational structure.

The board is committed to high standards of corporate governance and supports the principles as set out in the King II Report and is satisfied that DRDGOLD's practices and policies are in compliance with these principles.

The company is registered with the U.S. Securities and Exchange Commission and its ordinary shares are quoted on Nasdaq in the form of ADR's administered by The Bank of New York. Accordingly, DRDGOLD is bound by the Sarbanes-Oxley Act of 2002 and is instituting the policies and procedures for implementing the requirements of the Sarbanes-Oxley Act. The company's shares are quoted on the JSE and on the ASX and the company must comply with the listing rules or requirements of these exchanges.

DRDGOLD's statement of corporate practice and conduct is set out in Annexure 5 to this circular.

9. **LITIGATION**

   Members of the DRDGOLD group are presently involved in the following material legal disputes.

   9.1 **AngloGold Ashanti Limited ("the applicant") and DRDGOLD, Buffelsfontein, in liquidation (duly represented by its liquidators who are authorised to defend in the name and on behalf of Buffelsfontein), Stilfontein Gold Mining Company Limited ("Stilfontein"), Harmony Gold Mining Company Limited ("Harmony"), the Minister of Minerals and Energy, the Minister of Water Affairs and Forestry, the Minister of Environmental Affairs and Tourism and Hartebeesfontein Gold Mining Company Limited (collectively, "the respondents")**

   On 11 April 2005, the applicant instituted an urgent application against the respondents in the Witwatersrand Local Division of the High Court of South Africa ("the court"). The applicant is seeking an order that:

   – DRDGOLD and Buffelsfontein be held jointly and severally liable to continue the pumping and extraction of underground water at mines/shafts owned and controlled by Buffelsfontein, which mines/shafts are now under the control of Buffelsfontein's liquidators; and

   – DRDGOLD and Stilfontein be held jointly and severally liable to continue the pumping and extraction of underground water at the Margaret shaft, which is owned and controlled by Stilfontein.

   DRDGOLD is defending the applicant's claim. In the interim, DRDGOLD has agreed (without prejudice to its rights) to abide by the directives issued by the Department of Water Affairs and Forestry on 13 April 2005 and 15 April 2005 in terms of which DRDGOLD, Harmony and the applicant are to equally share the costs of the dewatering as well as the costs of the continued operation and maintenance of all infrastructure associated with any aspect of management of the water impacting upon the relevant mines/shafts ("the directives"). For the interim period, this commitment on behalf of DRDGOLD amounts to approximately R1.6 million per month.

   DRDGOLD anticipates that numerous interlocutory applications may arise as a result of the applicant's claims and the directives, and that the matter will come before the court for final determination in June 2005.

   9.2 **SG Securities (London) Limited ("SG Securities") and Mr A Mahalski ("the defendants") and DRDGOLD and DRD Australasia APS ("DRDAPS") (collectively, "the plaintiffs")**

   In May 2004 the plaintiffs instituted action against the defendants in the High Court of Justice, Queen's Bench Division, Commercial Court, in the United Kingdom. DRDGOLD is claiming A$5 907 500, plus interest, from SG Securities in respect of unauthorised payments made by SG Securities out of monies raised from the sales of DRDGOLD shares.

   9.3 **Mr R A R Kebble, MR J Stratton, JCI Limited and Mr H C Buitendag (collectively, "the defendants") and DRDGOLD, DRDAPS and DRD Australasia (Proprietary) Limited ("DRDA") (collectively, "the plaintiffs")**

   In July 2003 the plaintiffs instituted action in the Witwatersrand Local Division of the High Court of South Africa against the defendants for payment of the following amounts arising out of a transaction relating to the Rawas mine:

   – A$6 087 406.43; and

   – R77 861 157.60.

   9.4 **Mr J Stratton ("the defendant") and DRDAPS and DRDA (collectively, "the plaintiffs")**

   In June 2002 the plaintiffs, both wholly-owned subsidiaries of DRDGOLD, instituted proceedings against the defendant in the Supreme Court of Western Australia for payment of A$2 794 318, plus interest. It is alleged that the defendant dishonestly assisted Mr C Mostert to make certain payments in breach of his fiduciary duties and the defendant received part of the benefit of these payments.

9.5 **Mr C Mostert, Mr J Stratton, Continental Gold Fields Limited, Consolidated African Mines Australia (Proprietary) Limited, Weston Investments (Proprietary) Limited, Consolidated African Mines Jersey Limited and JCI (Isle of Man) Limited (collectively, "the defendants") and DRDGOLD, DRDAPS and DRD (collectively, "the plaintiffs")**

In July 1999 the plaintiffs instituted proceedings in the Supreme Court of Western Australia against the defendants in respect of a transaction relating to the Rawas mine for:

– R67 942.72, plus interest, being the cost of issuing the DRDGOLD shares in question;

– R77 million in respect of profits made by third parties on the transaction;

– A$6 million, plus interest, being payments made following the transaction in connection with the mine; and

– R4.7 million, A$174 000 and US$39 400, plus interest, in respect of costs incurred in investigating the issue of the shares and applying to validate the shares wrongfully issued.

9.6 **Mr R A R Kebble and Mr B Kebble (collectively, "the plaintiffs") and Mr M M Wellesley-Wood, DRDGOLD and Associated Intelligence Network (Proprietary) Limited (collectively, "the defendants")**

In May 2003 the plaintiffs instituted action in the Witwatersrand Local Division of the High Court of South Africa against the defendants for invasion of privacy. They seek compensation for damages in the amount of R2 million jointly and severally and punitive damages of R10 million. Mr M M Wellesley-Wood and DRDGOLD are defending the claims.

10. MATERIAL CONTRACTS

The details of material contracts that have been entered into by the members of the DRDGOLD group, other than in the ordinary course of business, within the two years prior to the date of this circular or at any other time where there is an obligation or settlement material to DRDGOLD, as at the last practicable date, are contained in Annexure 6 to this circular.

11. MATERIAL CHANGES

Other than as disclosed below and elsewhere in this circular, there have been no material changes in the financial or trading position of DRDGOLD since 31 December 2004.

On 22 March 2005, the High Court of South Africa ordered the provisional liquidation of Buffelsfontein after the board of directors of Buffelsfontein passed a resolution authorising such liquidation following the seismic shocks affecting the number 5 shaft and the number 2 shaft, resulting from earthquake tremors on 9 March 2005 and 16 March 2005. This decision was taken after Buffelsfontein had incurred cash losses totalling R64.3 million in aggregate for the months of December 2004, January 2005 and February 2005 and was forecasting further losses for the month of March 2005 following the earthquakes. Provisional liquidators have since taken charge of the affairs of Buffelsfontein.

12. MAJOR SHAREHOLDERS

The names of persons who are reflected in DRDGOLD's register of shareholders as holding an interest in 5% or more of the issued share capital of DRDGOLD as at the last practicable date are set out below.

	Holding (%)
The Bank of New York	80.34*

* These shares are held on behalf of ADR holders in the United States.

13. OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

The board has considered the terms and conditions of the specific issue and, taking into account the opinion of EY Corporate Finance (Proprietary) Limited, the directors of DRDGOLD are of the unanimous opinion that the specific issue is fair and reasonable and in the interests of the shareholders of

DRDGOLD. The board recommends that DRDGOLD shareholders vote in favour of the specific issue at the general meeting.

All the directors of DRDGOLD intend to vote in favour of the specific issue in respect of their own holdings of DRDGOLD shares.

EY Corporate Finance (Proprietary) Limited has been appointed by DRDGOLD to act as an independent expert in respect of the specific issue in terms of the Listings Requirements of the JSE.

EY Corporate Finance (Proprietary) Limited has considered the terms and conditions of the specific issue and is of the opinion that the specific issue is fair and reasonable and in the interests of the shareholders of DRDGOLD.

DRDGOLD shareholders are referred to the letter of EY Corporate Finance (Proprietary) Limited in this regard, which is set out in Annexure 2 of this circular.

The specific issue does not constitute an affected transaction as defined in the Securities Regulation Code on Takeovers and Mergers.

14. **UNAUDITED *PRO FORMA* FINANCIAL EFFECTS**

The unaudited *pro forma* financial effects of the specific issue on the EPS and HEPS of DRDGOLD for the six months ended 31 December 2004 and the NAV and TNAV per share at that date are set out in the table below. These *pro forma* financial effects have been prepared for illustrative purposes only in order to provide information on how the specific issue might have affected the results, changes in equity and financial position of DRDGOLD and, because of their nature, may not give a true reflection of the actual financial effects of the specific issue. The directors are responsible for the *pro forma* financial effects.

		Before the specific issue	After the specific issue	Change (%)
EPS	(cents)	(149.9)[1]	(141.4)[3]	5.7
HEPS	(cents)	(64.4)[1]	(61.4)[3]	4.7
NAV and TNAV per share	(cents)	167.7[2]	190.4[4]	13.5

Notes:

1. The EPS and HEPS as set out in the "Before the specific issue" column of the table, are based upon the reviewed income statement of DRDGOLD for the six months ended 31 December 2004 and a weighted average of 246.9 million DRDGOLD shares in issue.

2. The NAV and TNAV per share as set out in the "Before the specific issue" column of the table, are based upon the reviewed balance sheet of DRDGOLD at 31 December 2004 and 255.3 million DRDGOLD shares in issue.

3. The EPS and HEPS as set out in the "After the specific issue" column of the table, are based upon a weighted average of 263.9 million DRDGOLD shares in issue and the assumptions that:
   – the specific issue shares were issued on 1 July 2004; and
   – the net proceeds from the specific issue after deducting transaction costs of R3 million were received on 1 July 2004.

4. The NAV and TNAV per share as set out in the "After the specific issue" column of the table, are based upon 272.3 million DRDGOLD shares in issue and the assumptions that:
   – the specific issue shares were issued on 31 December 2004; and
   – the net proceeds from the specific issue after deducting transaction costs of R3 million were received on 31 December 2004.

The unaudited *pro forma* income statement for the six months ended 31 December 2004 and balance sheet of DRDGOLD at 31 December 2004 are contained in Annexure 4 to this circular.

15. **INFORMATION FOR THE PURPOSES OF THE LISTING RULES OF THE ASX, RULES 7.1, 7.4 and 10.11**

As mentioned in paragraph 4 above, DRDGOLD is listed on the ASX and is therefore required to comply with the Listing Rules of the ASX. Rule 7.1 of the Listing Rules of the ASX restricts the number of shares DRDGOLD is capable of issuing without shareholder approval in the next twelve months to 15% of its current issued share capital. To maintain flexibility to issue new DRDGOLD shares up to the 15% limit imposed by the Listing Rules of the ASX in the forthcoming twelve months without obtaining further approval from shareholders, DRDGOLD is seeking approval to ratify the issue of DRDGOLD ordinary shares as detailed in the table contained in Annexure 7 to this circular.

The additional disclosures required by the Listing Rules of the ASX are contained in Annexure 7 to this circular.

16. **DIRECTORS' RESPONSIBILITY STATEMENT**

The directors whose names are given in paragraph 7.1 on page 11 of this circular:

– have considered all statements of fact and opinion in this document;

– accept, individually and collectively, full responsibility for such statements;

– certify that, to the best of their knowledge and belief:

– there are no omissions of material facts or considerations that would make any statements of fact or opinion contained in this circular false or misleading and have made all reasonable enquiries in this regard; and

– that this circular contains all information required by law and the Listings Requirements of the JSE.

17. **GENERAL MEETING OF DRDGOLD SHAREHOLDERS**

A general meeting of shareholders will be held at 10:00 on Friday, 20 May 2005, at 45 Empire Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing resolutions authorising the specific issue and ratifying certain issues of DRDGOLD shares made in the preceding twelve months. Holders of DRDGOLD preference shares may attend the general meeting but they may not vote thereat.

A holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his share warrant at the bearer reception office of Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays) and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

A notice convening the general meeting is attached to and forms part of this circular.

18. **CONSENTS**

Each of the advisers whose names appear on the front cover of this document have consented in writing to act in the capacities stated and to their names being stated in this document and have not withdrawn such consent prior to the publication of this circular.

19. **DOCUMENTS AVAILABLE FOR INSPECTION**

The following documents, or copies thereof, will be available for inspection during normal office hours on any business day from Friday, 29 April 2005 to Friday, 20 May 2005, both days inclusive, at the registered office of DRDGOLD, 45 Empire Road, Parktown, Johannesburg and at the office of the company's United Kingdom Secretaries, St James's Corporate Services Limited, 6 St James's Place, London SW1A 1NP:

– DRDGOLD's memorandum and articles of association;

– a signed copy of the subscription agreement;

– the audited annual financial statements of DRDGOLD for the three years ended 30 June 2004;

– the unaudited, reviewed interim financial statements of DRDGOLD for the six months ended 31 December 2004;

– copies of the service agreements with directors, managers and/or secretaries, underwriters and vendors entered into by DRDGOLD during the last three years;

– the signed reporting accountant's report on the unaudited *pro forma* financial information, the text of which is included in Annexure 3 to this circular;

– the written consents of DRDGOLD's professional advisers;

- a copy of the Exchange Control approval for the specific issue;
- a copy of this circular signed by the directors of DRDGOLD;
- the latest competent person's report dated 8 August 2001; and
- the signed independent expert's report referred to in paragraph 13 above, text of which is included in Annexure 2 to this circular.

By order of the board

DRDGOLD LIMITED

T Gwebu
Secretary

Johannesburg
29 April 2005

TRADING HISTORY OF DRDGOLD SHARES ON THE JSE

The trading history of DRDGOLD shares on the JSE is set out below.

			Low (cents)	High (cents)	Volume
Quarterly					
2002	June	30	3 460	5 650	23 565 131
	September	30	2 200	4 920	18 731 995
	December	31	2 580	4 500	17 579 754
2003	March	31	1 700	3 850	13 834 693
	June	30	1 560	2 375	10 886 861
	September	30	1 651	2 650	7 983 636
	December	31	1 450	2 160	8 799 101
2004	March	31	2 000	2 800	7 509 890
Monthly					
2004	April	30	1 800	2 300	2 031 484
	May	31	1 600	1 935	1 312 222
	June	30	1 525	1 895	2 095 646
	July	31	1 400	1 580	3 190 079
	August	31	1 030	1 550	4 962 180
	September	30	1 050	1 225	6 109 344
	October	31	1 150	1 476	5 799 859
	November	30	940	1 170	4 673 809
	December	31	800	1 000	1 620 942
2005	January	31	750	910	4 235 112
	February	28	500	900	8 183 489
Daily					
2005	February	15	870	900	394 421
		16	850	899	366 912
		17	825	851	333 200
		18	750	860	462 890
		21	790	831	105 043
		22	800	850	454 828
		23	820	850	175 518
		24	785	820	391 300
		25	575	660	1 022 917
		28	500	565	757 596
2005	March	01	575	605	307 478
		02	540	590	616 319
		03	500	547	471 288
		04	510	530	153 800
		07	510	530	18 275
		08	501	525	350 665
		09	450	530	229 850
		10	489	560	229 039
		11	500	550	91 500
		14	510	525	109 650
		15	530	551	46 853
		16	541	570	71 047
		17	525	600	184 129
		18	502	555	26 354
		22	475	515	583 960
		23	510	570	101 322
		24	580	680	140 082
		29	630	690	115 788
		30	610	640	67 713
		31*	600	615	100 602

*Last practicable date

OPINION OF THE INDEPENDENT EXPERT

"19 April 2005

DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg
2193

For the attention of the Board of Directors and shareholders:

Dear Sirs

DRDGOLD LIMITED ("DRDGOLD"): INDEPENDENT ADVICE IN RESPECT OF THE SPECIFIC ISSUE OF 17 MILLION NEW DRDGOLD SHARES TO BAKER STEEL CAPITAL MANAGERS LLP ("BSCM") CLIENTS AT AN ISSUE PRICE OF R5.50 PER DRDGOLD SHARE

The definitions outlined in the Definitions section included in the circular to DRDGOLD shareholders (to be dated on or about 25 April 2005), have been used *mutatis mutandis* throughout this report.

INTRODUCTION

It was announced on SENS on 5 April 2005 that DRDGOLD had entered into a subscription agreement and an underwriting agreement pursuant to which DRDGOLD will raise, in aggregate, R180.4 million through the issue of new DRDGOLD shares by way of:

– a specific issue of 17 million new DRDGOLD shares at a cash price of R5.50 each to BSCM Clients to raise R93.5 million ("the specific issue"); and

– a claw-back offer of 15 804 116 DRDGOLD shares at an issue price of R5.50 each to DRDGOLD shareholders to raise R86.9 million in accordance with the terms of a separate offering circular to DRDGOLD shareholders to be posted in due course ("the claw-back offer").

In terms of the subscription agreement, BSCM Clients will subscribe for 17 million new DRDGOLD shares at a subscription price of R5.50 per share, which is equivalent to the volume weighted average price of DRDGOLD shares on the JSE for the ten trading days immediately prior to Tuesday, 5 April 2005. The specific issue shares will rank *pari passu* with those DRDGOLD shares already in issue.

In DRDGOLD's Report to shareholders for the six months ended 31 December 2004 (interim results) dated 24 February 2005, KPMG Inc., the company's auditors, without qualifying their opinion, drew attention to the statements made by the board under the heading "Going Concern", which indicated that the DRDGOLD group had incurred significant losses for the six months to 31 December 2004 and continued to incur losses thereafter and that, at 31 December 2004, the DRDGOLD group's current liabilities exceeded its current assets.

The purpose of the specific issue and claw-back offer is one of the steps undertaken by the board to improve the group's short-term liquidity. In addition to the provision of working capital, DRDGOLD intends to use the proceeds from the specific issue and claw-back offer to restructure its local operations, fund necessary capital expenditure and, to the extent that such opportunities arise, acquire other synergistic assets in South Africa.

BSCM is considered to be a related party and we have therefore been appointed by the Board in terms of Section 5.51(f) of the JSE Listings Requirements (which requires a statement complying with Schedule 5 by an independent professional expert acceptable to the JSE) as to whether the proposed specific issue to a related party is fair and reasonable as far as the shareholders of DRDGOLD are concerned. Our opinion only relates to the specific issue and does not include any advice on the terms and conditions of the claw-back offer (as more fully set out in this circular and a separate offering circular to DRDGOLD shareholders to be posted in due course).

This circular sets out the terms and conditions of the specific issue and DRDGOLD shareholders are accordingly recommended to consider and understand all the salient details thereof.

1. DEFINITION OF FAIR & REASONABLE

The specific issue will generally be considered to be fair and reasonable if the consideration received by DRDGOLD is equal to or greater than the fair value of the DRDGOLD shares which will be issued as a consequence thereof. Fairness is primarily based on quantitative issues, whilst reasonableness includes the qualitative issues surrounding DRDGOLD and the events leading up to and surrounding the above specific issue. Even though in certain circumstances the consideration to be received in terms of the specific issue may be less than the fair value of the DRDGOLD shares so issued, the specific issue may nevertheless be considered fair and reasonable after considering other mitigating factors (e.g. going concern issues, lack of competitive offers, funding and liquidity constraints, capital requirements, etc).

2. SOURCES OF INFORMATION

In arriving at our opinion we have, *inter alia*, analysed the following information regarding prevailing economic conditions, the technical and operational circumstances of DRDGOLD's operating assets, DRDGOLD's current financial position and future projections, its performance on the JSE and ultimately the events which led to the specific issue:

– the subscription agreement entered into by and between DRDGOLD, BSCM and the BSCM Clients;

– a copy of the draft circular in relation to the claw-back offer;

– the rationale for and the *pro forma* financial effects of the specific issue as set out in paragraphs 2, 14 and Annexure 4, respectively, to this circular;

– discussions with management regarding the series of events which impacted on the DRDGOLD results for the past 6 to 12 months;

– the individual life of mine plans (including the mineral resource and ore reserve statements, rehabilitation liabilities/provisions and relevant assumptions which were used by DRDGOLD to determine the detailed life of mine cash flow forecasts). These were prepared by management and reviewed and analysed by ourselves in conjunction with Venmyn Rand (Proprietary) Limited ("Venmyn"), an independent mining consultancy company;

– the management accounts of DRDGOLD and the individual mining operations for the period ended 31 March 2005;

– the audited and reviewed financial results of DRDGOLD for the twelve-month period ended 30 June 2004 and six-month period ended 31 December 2004, respectively;

– the Form 20-F/A for the fiscal year ended 30 June 2004 as filed with the Securities and Exchange Commission (Washington, D.C. 20549);

– share prices and trading volumes of DRDGOLD's shares on the JSE;

– recent analyst/broker reports on the group (including reports on certain separately listed mining operations/entities owned by DRDGOLD, where available);

– general economic research outlining market conditions within the sector in which DRDGOLD operates – with particular reference to the gold price and relevant exchange rates;

– relevant JSE market indices and published financial and investment information for DRDGOLD and certain comparable listed companies; and

– publicly available information, such as newspapers, SENS announcements, financial publications and the Internet.

3. PROCEDURES PERFORMED AND RESULTANT FINDINGS

In order to assess the fairness and reasonableness of the terms and conditions of the specific issue, we have reviewed both the attached circular and the JSE's requirements for the issuing of Fair and Reasonable opinions (as outlined in Schedule 5 thereof) and performed, amongst others, the following procedures:

– assessed and considered the commercial realities regarding the going concern issues raised by the incumbent auditor and the application to the High Court of South Africa for the provisional liquidation of Buffelsfontein, a wholly owned subsidiary of DRDGOLD housing the group's North West operations;

- considered the methodologies available for performing a valuation of a listed gold mining company – from which we selected the most appropriate method/s (in this case being the Discounted Cash Flow method of valuation of which the key value drivers were gold price and the relevant exchange rates);

- obtained information on relevant benchmarks in order to calculate appropriate discount rates and/or ratios, such as the Weighted Average Cost of Capital ("WACC") which were then appropriately adjusted for DRDGOLD's specific circumstances;

- we conducted appropriate sensitivity analyses on the above results (of which the key sensitivities were gold price, the relevant exchange rates and working costs);

- determined the reasonableness of the pricing of the specific issue in relation to that of the claw-back offer and the recent volume weighted average share price of DRDGOLD (taking into consideration the liquidity and trading history of DRDGOLD's shares) and compared such to the results achieved in our indicative valuation of DRDGOLD; and

- obtained written representations from the management of DRDGOLD regarding the accuracy and completeness of all financial and other information provided to us for the purposes of this assignment.

Where practical, we have corroborated the reasonableness of the information provided to us and results achieved for the purposes of our opinion and accordingly believe that the above considerations/ procedures commercially justify the conclusion outlined below.

4. **CONCLUSION**

We have assumed that all the conditions, including any material regulatory, or other approvals and consents required in connection with the specific issue, have been or will be properly fulfilled/obtained. Our opinion is necessarily based upon the information available to us, the regulatory, currency, gold and securities markets and other conditions and circumstances existing and disclosed to us, as at the date hereof. Accordingly that opinion is contingent upon, *inter alia*, future fluctuations in the relevant exchange rates, the gold price and gold production volumes attributable to DRDGOLD – which may change due to unforeseen circumstances and which could therefore materially affect our opinion. Given the nature and purpose of this opinion, we are under no obligation to update, revise or re-affirm any of its contents.

We have considered the terms and conditions of the specific issue and, based upon and subject to the aforegoing, are of the opinion that such are fair and reasonable to DRDGOLD shareholders.

This fair and reasonable opinion does not purport to cater for each individual shareholder's perspective, but rather that of the general body of DRDGOLD shareholders. An individual shareholder's decision as to whether to vote in favour of the resolution approving the specific issue may be influenced by his or her particular circumstances. Should a shareholder be in any doubt as to what action to take, he or she should consult an independent adviser. The assessment as to whether or not the directors of DRDGOLD decide to recommend the specific issue is a decision that can only be taken by the directors of DRDGOLD.

5. **LIMITING CONDITIONS**

We have relied upon and assumed the accuracy and completeness of the information used by us in deriving our opinion. While our work has involved an analysis of the annual financial statements and other information provided to us, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards.

Where relevant, the forecasts of DRDGOLD's operations relate to future events and are based on assumptions that may or may not remain valid for the whole of the forecast period. Consequently, such information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely the actual future results of DRDGOLD will correspond to those projected. Where practicable, we compared the forecast financial information to past trends and third party estimates as well as discussing the forecasts and related assumptions with the management of DRDGOLD and Venmyn. On the basis of these discussions and such other procedures we consider appropriate to the circumstances, we believe that the forecasts have been prepared with due care and consideration and are reasonable within the context of the assumptions made, particularly those in relation to the future gold price and relevant exchange rates.

RESTRICTION ON USE

This letter and the opinion herein contained are provided solely for the benefit of the directors and shareholders of DRDGOLD in connection with and for the purpose of the specific issue and accordingly it may not, either in whole or part, be reproduced, disseminated, summarised or referred to or used for any other purpose at any time in any manner, nor shall any public references to EY Corporate Finance (Proprietary) Limited be made by DRDGOLD without the express prior written consent of EY Corporate Finance (Proprietary) Limited.

INDEPENDENCE AND CONSENT TO PUBLICATION

We will receive a fixed fee for the services provided in connection with the preparation of this opinion, which is payable upon delivery of this opinion. In terms of Schedule 5 of the JSE's Listing Requirements we confirm that other than the aforementioned, we have no interest, direct or indirect, beneficial or non-beneficial, in DRDGOLD and/or any aspects of the specific issue.

We hereby consent to the inclusion of this letter, and the references thereto, in the circular to be issued by DRDGOLD on or about 25 April 2005 in the form and context in which they appear therein. Furthermore, we confirm that we have not withdrawn that consent prior to the issue of the said circular to DRDGOLD shareholders.

Yours faithfully

J G Hopwood
Director
EY CORPORATE FINANCE (PROPRIETARY) LIMITED"

REPORTING ACCOUNTANTS' REPORT ON THE UNAUDITED *PRO FORMA* FINANCIAL INFORMATION

"The Directors
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg
2193

20 April 2005

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS AND THE UNAUDITED *PRO FORMA* CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT INCLUDED IN THE CIRCULAR TO THE SHAREHOLDERS OF DRDGOLD LIMITED ("DRDGOLD")

Introduction

The definitions used in the circular to DRDGOLD shareholders have been used in this report.

We have conducted certain procedures with regard to the unaudited *pro forma* financial effects and before and after income statement and balance sheet (collectively, "the *pro forma* financial information") of DRDGOLD set out in paragraph 14 and Annexure 4 to the circular to DRDGOLD shareholders to be dated on or about 25 April 2005.

The *pro forma* financial information has been prepared, for illustrative purposes only, to provide information about how the specific issue might have affected the financial position, changes in equity and results of operations presented.

Because of its nature the *pro forma* financial information may not present a fair reflection of the financial position and changes in equity of DRDGOLD, after the specific issue, nor of the effect on earnings.

At your request and for the purpose of the specific issue, we present our report on the *pro forma* financial information relating to the transaction in compliance with the Listings Requirements of the JSE.

Responsibilities

The directors of DRDGOLD are solely responsible for the preparation of the *pro forma* financial information to which this reporting accountants' report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the *pro forma* financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Scope

We have conducted certain procedures, which involved no independent examination of any of the underlying financial information and consisted primarily of comparing the unadjusted audited historical financial information with the source documents, evaluating whether the financial reporting is consistent with the accounting policies of DRDGOLD, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the *pro forma* financial information with the directors of DRDGOLD.

The above procedures do not constitute either an audit or review undertaken in accordance with the statements of International Standards on Auditing or International Standards on Review Engagements and therefore we do not express any assurance on the fair presentation of the *pro forma* financial information.

Had we performed additional procedures, or had we performed an audit or review of the underlying financial statements in accordance with the statements of International Standards on Auditing, other matters might have come to our attention that would have been reported to you.

Opinion

Based on our procedures, nothing has come to our attention that causes us to believe that:

– the *pro forma* financial information has not been properly compiled on the basis stated,

– such basis is inconsistent with the accounting policies of DRDGOLD, and

– the adjustments are not appropriate for the purposes of the *pro forma* financial information as disclosed pursuant to section 8.30 of the Listings Requirements of the JSE.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the circular to be issued to DRDGOLD shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Private Bag 9
Parkview
2122
South Africa

Per Richard Carreira
Director – Corporate Finance"

UNAUDITED *PRO FORMA* BALANCE SHEET AND INCOME STATEMENT

Set out below are the unaudited *pro forma* income statement and balance sheet of DRDGOLD after the specific issue compiled from the reviewed consolidated financial statements of DRDGOLD for the six months ended 31 December 2004. The unaudited *pro forma* income statement and balance sheet is provided for illustrative purposes only to show the effect of the specific issue as if it had occurred on 1 July 2004 in the case of the *pro forma* income statement and 31 December 2004 in the case of the *pro forma* balance sheet and, because of its nature, may not give a fair reflection of DRDGOLD's results, changes in equity and financial position subsequent to the specific issue of shares for cash.

The unaudited *pro forma* income statement and balance sheet are the responsibility of the directors. Reference should be made to Annexure 3, which contains the Reporting Accountant's report on the unaudited *pro forma* income statement and balance sheet at 31 December 2004.

UNAUDITED *PRO FORMA* CONSOLIDATED INCOME STATEMENT

	Reviewed results	Pro forma adjustments	Pro forma results
	Six months to 31 December 2004 R'million	Note 2 R'million	Six months to 31 December 2004 R'million
Gold and silver revenue	976.7		976.7
Cash operating costs	(869.5)		(869.5)
Cash operating profit	107.2		107.2
Corporate administration and other expenses	(81.5)	(3.0)	(84.5)
Business development	(9.5)		(9.5)
Exploration costs	(4.9)		(4.9)
Care and maintenance costs	(6.1)		(6.1)
Cash profit from operations	5.2	(3.0)	2.2
Retrenchment costs	(21.8)		(21.8)
Investment income	14.5		14.5
Interest paid	(18.5)		(18.5)
Net operating (loss)/profit	(20.6)	(3.0)	(23.6)
Rehabilitation	(1.6)		(1.6)
Depreciation	(72.3)		(72.3)
Movement in gold in progress	1.1		1.1
Profit/(Loss) on financial instruments	1.7		1.7
Loss from associates	(20.7)		(20.7)
Loss before taxation	(112.4)	(3.0)	(115.4)
Taxation	(36.6)		(36.6)
Deferred taxation	(10.1)		(10.1)
Loss after taxation	(159.1)	(3.0)	(162.1)
Exceptional items	(211.0)		(211.0)
Net loss	(370.1)	(3.0)	(373.1)
Headline loss	(159.1)	(3.0)	(162.1)
Weighted average number of shares in issue	246 924 284		263 924 284
HEPS and diluted HEPS – cents	(64.4)		(61.4)
EPS and diluted EPS – cents	(149.9)		(141.4)

Notes:

1. No interest benefit in respect of the cash raised has been included in the unaudited *pro forma* income statement as the cash raised will be used by DRDGOLD to restructure its operations, acquire other synergistic assets in South Africa, fund necessary capital expenditure and provide working capital.

2. Represents the estimated transaction costs incurred in respect of the specific issue.

3. The unaudited *pro forma* income statement for the year ended 31 December 2004 has been prepared on the assumption that the specific issue was implemented on 1 July 2004 and that 17 million new DRDGOLD shares are issued.

UNAUDITED *PRO FORMA* CONSOLIDATED BALANCE SHEET

	Reviewed results	Pro forma adjustments		Pro forma results
	As at 31 December 2004 R'million	Note 1 R'million	Note 2 R'million	As at 31 December 2004 R'million
Assets				
Net mining assets	707.4			707.4
Cash and cash equivalents	143.1			143.1
Other non-current assets	544.4			544.4
Current assets	188.3	93.5	(3.0)	278.8
	1 583.2	93.5	(3.0)	1 673.7
Equity and liabilities				
Shareholders' equity	428.1	93.5	(3.0)	518.6
Minority shareholders' interest	5.8			5.8
Borrowings	300.6			300.6
Derivative instruments	9.7			9.7
Rehabilitation	242.6			242.6
Deferred mining and income taxes	127.9			127.9
Other non-current liabilities	72.3			72.3
Current liabilities	396.2			396.2
	1 583.2	93.5	(3.0)	1 673.7
Number of shares in issue	255 316 895			272 316 895
NAV and TNAV per share – cents	167.7			190.4

Notes:

1. Represents the proceeds received from the specific issue of 17 million new DRDGOLD shares.

2. Represents the estimated transaction costs incurred in respect of the specific issue.

3. The unaudited *pro forma* balance sheet as at 31 December 2004 has been prepared on the assumption that the specific issue occurred on 31 December 2004.

CORPORATE GOVERNANCE

The board believes that corporate governance is a critical element of the DRDGOLD group. The systems put in place serve to enhance transparency and accountability by providing checks and balances throughout the organisational structure.

THE BOARD

The board currently comprises two Executive Directors and five Non-Executive Directors. All the Non-Executive Directors are independent, with the exception of Dr Paseka Ncholo and James Turk.

In accordance with the King II Report on corporate governance, as encompassed in the Listings Requirements of the JSE, and in accordance with the Combined Code on Corporate Governance (United Kingdom), the responsibilities of Chairman and Chief Executive Officer were separated on 19 December 2003. At that date Mr M M Wellesley-Wood was appointed as Chairman and Mr I L Murray was appointed as Chief Executive Officer. On 17 February 2005, Mr MP Ncholo was appointed as Non-Executive Chairman and Mr Wellesley-Wood resumed his role as Chief Executive Officer, previously held by Mr I L Murray, who on 17 January 2005 relinquished his position as Chief Financial Officer to Mr D N Campbell. Mr I L Murray was reinstated as Chief Financial Officer on 8 March 2005 following the resignation of Mr D N Campbell. The DRDGOLD group has not yet established a nominations committee and it is current policy that details of a prospective candidate are distributed to all Directors for formal consideration at a board meeting. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken.

Each of the Directors brings to the board a wide range of expertise as well as significant financial, commercial and technical experience and, in the case of the Non-Executive Directors, independent perspectives and judgement.

The board monitors the implementation of strategies and policies through a structured approach to reporting on the basis of agreed performance criteria and defined, written delegations to management for the detailed planning and implementation of such objectives and policies. The board meets on a quarterly basis with additional *ad hoc* meetings being arranged when necessary, to review strategy and planning and operational and financial performance. The board further authorises acquisition and disposals, major capital expenditure, stakeholder communication and other material matters reserved for its consideration and decisions in terms of its terms of reference.

The board approves all the terms of reference for the various sub-committees tasked to deal with specific issues.

While the Executive Directors are involved with the day-to-day management, the Non-Executive directors are not, nor are they full-time salaried employees.

The Directors have a responsibility to become acquainted with all of their duties, as well as with the issues pertaining to the operations and business of the group. The board operates in a field which is technically complex and the Directors are continuously exposed to information which enables them to fulfil their duties. To assist new Directors, an induction programme has been established, which includes background materials, meetings with senior management, presentations by advisors and site visits.

The Directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant. In addition, the Remuneration Committee formally evaluates the Executive Directors and the Alternate directors on an annual basis, based on objective criteria.

All Directors, in accordance with the company's Articles of Association, are subject to retirement by rotation and re-election by shareholders. In addition, all Directors are subject to re-election by shareholders at the first Annual General Meeting following their appointment. The appointment of new directors is approved by the board as a whole. The names of the Directors submitted for re-election are accompanied by sufficient biographical details in the notice of the forthcoming Annual General Meeting to enable shareholders to make an informed decision in respect of their re-election.

All Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring compliance with procedures and regulations of a statutory nature.

The independence of the Non-Executive Directors (except for Dr Paseka Ncholo and James Turk) complies with the relevant definitions and requirements of the various listing authorities mentioned above. The majority of the Non-Executive Directors have options in terms of the DRDGOLD (1996) Share Option Scheme, but the company does not believe that this interferes with their independence. Particulars regarding Directors' share options, as well as their interest in the issued ordinary share capital of the company, are set out in full on pages 12 and 13 of this circular.

DRD (Isle of Man) Limited has established a board of Directors. This board comprises three non-executive directors, Mr M G Gisborne, Mr P F Matthews and Mr G C Campbell. Mr M M Wellesley-Wood is the executive chairman.

BOARD MEETINGS AND RESOLUTIONS

Board meetings are held quarterly in South Africa or internationally. The structure and timing of the company's board meetings, which are scheduled over two or three days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors.

An agenda and supporting papers are distributed to all Directors prior to each board meeting. Appropriate explanations and motivations are provided for items of business requiring resolution at the meeting. This ensures that relevant facts and circumstances are brought to the attention of the Directors. In terms of good governance, the Directors can conduct unrestricted inspections of all company property, information and records.

In addition to the quarterly board meetings, there is provision in the company's Articles of Association for decisions to be taken between meetings by way of Directors' written resolutions. These resolutions are circulated to the Directors in a round robin fashion, supported by full motivations and explanations, and the Directors are afforded five days to apply their minds to the matter at hand before they approve the resolution.

BOARD COMMITTEES

The board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfil its decision-making process. Each committee acts within written terms of reference which have been approved by the board and under which specific functions of the board are delegated. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the board. Remuneration for Non-Executive Directors for their services in the committees concerned is determined by the board. Currently in the case of each committee this comprises: Chairman US$4 000 per annum; members US$2 000 per annum. The committees are subject to regular evaluation by the board with respect to performance and effectiveness.

The following information reflects the composition and activities of these committees:

Executive Committee

The Executive committee reviews current operations in detail, develops strategy and policy proposals for consideration by the board and implements its directives. The Committee meets on a weekly basis and when members are not able to attend personally, telephonic facilities are made available to include them in relevant proceedings and to permit participation in decisions and conclusions reached.

The Committee currently comprises: M M Wellesley-Wood (Chairperson); I L Murray; M Marriott; L Lamsley; I D Graulich; R Johnson; W T Beer; D J Pretorius; W A Labuschagne; A N Weir. The Committee is chaired by Mr M M Wellesley-Wood or Mr I L Murray in his absence.

Audit and Risk Committee

On the 11th February 2005 the Audit and Risk committees were merged into one committee (the Audit/Risk Committee) made up of the Audit and Risk sections. The two sections sit together one after the other (chaired by their respective Chairmen) and engage in joint deliberations. The Audit section is chaired by R P Hume and the Risk section is chaired by D J M Blackmur. The reason for the merger is that there was a great deal of overlap between the financial risks discussed at Audit Committee level and at Risk Committee level. The merger brings about better disclosure and aligns DRDGOLD better within the US Sarbanes-Oxley Act of 2002 process. For the sake of convenience the Audit Section of the Committee will be referred to as the Audit Committee and the Risk Section as the Risk Committee in this Annexure.

Audit Committee

R P Hume (Chairman); G C Campbell; D J M Blackmur

The Audit Committee comprises solely Non-Executive Directors, all of whom are independent. The primary responsibilities of the Audit Committee, as set out in the Audit Committee Charter, are to assist the board in carrying out its duties relating to selection and application of accounting policies, internal financial controls, financial reporting practices, identification of exposure to significant financial risks and the preparation of accurate financial reporting and financial statements in compliance with all applicable legal requirements and accounting standards.

The Audit Committee meets quarterly with the external auditors, the company's Internal Audit Practitioner, the Chief Executive Officer and Chief Financial Officer. The Audit Committee reviews the audit plans of the internal auditors to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in the internal controls and reviews the annual and interim financial statements prior to approval by the board.

The Audit Committee makes recommendations to the board in relation to the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The Audit Committee pre-approves and has implemented a policy regarding the provision of non-audit services by external auditors, and pre-approval thereof. The company's external audit function is currently being undertaken by KPMG Inc.

The company's internal audit function has been outsourced to Pro Optima Audit Services (Proprietary) Limited. The Remuneration Committee considers the appointment of the internal auditors, and the final appointment is then confirmed by the board. Internal audits are performed at all of the group's operating units and are aimed at reviewing, evaluating and improving the effectiveness of risk management, internal control and governance processes. Material deficiencies, instances of non-compliance, high-risk exposure and development needs are brought to the attention of operational management for resolution. All internal audit reports are then submitted to the Audit Committee for approval. The Audit Committee members have access to all records of the internal audit team. The internal audit function is currently undergoing an independent evaluation by an external third party company, to ensure best practice and to provide strategic input on this key function.

The group's internal and external auditors have unrestricted access to the Chairman of the Audit Committee and, where necessary, to the chairman of the board and Chief Executive Officer. All important findings arising from audit procedures are brought to the attention of the Audit Committee and, if necessary, to the board.

The group's disclosure control procedures necessary to ensure compliance with the US Sarbanes-Oxley Act of 2002 are being implemented. A dedicated sub-committee, which reports to the Audit Committee and then to the board, has been established for this purpose.

In terms of the new Nasdaq Corporate Governance standards, which were approved by the U.S. Securities and Exchange Commission in November 2003, the company must disclose in its annual report on form 20-F whether any member of its Audit Committee is a financial expert as defined and, if not, the reasons why not. It must be noted that no member of the audit committee currently has US GAAP experience and as such the group is not compliant with this requirement. We have retained the services of Ernst & Young to assist management on all matters relating to US GAAP for which we require additional expertise.

Risk Committee

D J M Blackmur (Chairman); G C Campbell; M M Wellesley-Wood

The Risk Committee was established during January 2004 and comprises two Non-Executive Directors and one Executive Director, with a Non-Executive Chairman. Its overall objective is to assist the board in the discharge of its duties relating to risk management and control responsibilities, assurance issues, health, safety and environmental compliance, and the monitoring and reporting of all these matters. The Risk Committee facilitates communication between the board, the Audit Committee, internal auditors and other parties engaged in risk management activities.

The Risk Committee ensures, inter alia, that:
- an effective risk management programme is implemented and maintained;
- risk management awareness is promoted amongst all employees;
- risk programmes (financing/insurance) adequately protect the company against catastrophic risks;
- regular risk assessments are conducted;
- the total cost of risk in the long term is reduced;
- the health, safety and well being of all stakeholders is improved; and
- the company's activities are carried out in such a way so as to ensure the safety and health of employees.

The Risk Committee meets quarterly and reports back to the board. Additional *ad hoc* meetings may be arranged as and when required. Certain members of executive management are invited to attend Risk Committee meetings on a regular basis, such as the Chief Executive Officer, the Chief Financial Officer, the Group Risk Manager, the Group Financial Manager, the Operational Managers, the Group Legal Counsel, the manager responsible for safety, health and environment and the Chief Administration Officer.

The company has embarked on a risk management initiative. The initiative is co-ordinated by a dedicated Group Risk Manager. Following the release of the King II Report, containing minimum practices to be adopted, DRDGOLD has formulated a Risk Corporate Governance structure, which has been approved by the board.

The system to manage risk involves all significant business and operational risks which could undermine the achievement of business objectives and undermine the preservation of shareholder values. The significant risks facing the group, including those at an operational level, have been identified. Persons have been appointed to monitor each risk and their recommendations to improve controls is reviewed by senior management through regular risk meetings. The aim of the internal control systems is for management to provide reasonable assurance that the objectives will be met.

The group has identified certain major risk areas, which form the basis of the risk reviews. These areas are listed below:
- market risk such as gold price and exchange differences;
- operating risks such as flooding, fires, seismicity and operating cost;
- environmental risks;
- legal and regulatory risks; and
- country risk.

In addition to the above initiatives, the group also employs third party consultants to benchmark DRDGOLD's operations against other mining operations throughout South Africa and more than 300 different mining companies worldwide.

An important aspect of risk management is the transfer of risk to third parties to protect the company from any major disaster. Therefore, DRDGOLD's major assets and potential business interruption and liability claims are covered by the group insurance policy that encompass all operations on a world-wide scale.

The majority of the cover is through insurance companies operating in the London and European insurance and reinsurance market and the insurance programmes are renewed on an annual basis. The cost of insurance for the group has been reduced by more than 30% year-on-year which is to a large extent attributable to the various risk initiatives undertaken in the group based on the recommendations from the annual risk survey conducted on the operations.

Remuneration Committee

G C Campbell (Chairman); D J M Blackmur

The Remuneration Committee, which comprises exclusively Independent Non-Executive Directors, is primarily responsible for approving remuneration policies and the terms and conditions of employment of Executive Directors and officers. Items considered by the Remuneration Committee include salaries, performance-based incentives and the eligibility and performance measures of the DRDGOLD (1996) Share Option Scheme applicable to Directors and senior management.

The Remuneration Committee's objective is to evaluate and recommend to the board competitive packages which will attract and retain executives of the highest calibre and encourage and reward superior performance. The Remuneration Committee also aims to ensure that criteria are in place to measure individual performance. The Remuneration Committee approves the performance-based bonuses of the Executive Directors based on such criteria. The company's Human Resources department provides the Remuneration Committee with access to comparative industry surveys, which assist in formulating remuneration policies. As and when required the Remuneration Committee may also engage the services of independent consultants to evaluate and review remuneration policies and related issues. The Remuneration Committee has in the past year engaged the services of such consultants to review the employment of the executive Directors.

The Remuneration Committee meets quarterly, but may meet more often on an *ad hoc* basis if required. The Remuneration Committee may from time to time call for independent consultants to brief members on pertinent issues.

During 2002 the company engaged the services of Deloitte and Touche Human Capital to assist in the drafting of a remuneration policy. This policy is to be approved by the board and will be available on the company's website. The policy can be described as being based on a reward system comprising four principal elements:

1. basic remuneration, as benchmarked against industry norms;

2. bonuses or incentives, which are measured against agreed outcomes or KPIs;

3. short-term rewards, which can be described as "soft" rewards for exceptional performance (like the granting of travel vouchers); and

4. long-term retention, which is the rationale underlying the share option scheme and share scheme for senior managers which is linked to criticality of skill and strategic value.

These four elements interact in a matrix, which aims to reward all employees for their efforts and provides a transparent framework, which is reviewed and approved by the Remuneration Committee.

REMUNERATION REPORT

Executive Directors' remuneration

The remuneration of the executive Directors comprises a basic salary, a semi-annual performance bonus, participation in the share option or share scheme and other optional benefits. The total Executive Directors' remuneration for the year-ended 30 June 2004 was R8.7 million (for the year-ended 30 June 2003 it was R16.4 million).

– **Basic salary**: Each Executive Director receives a basic salary as recommended by the Remuneration Committee in accordance with the remuneration policy. All salaries of Executive Directors are benchmarked to external market surveys.

– **Semi-annual performance bonus**: Executive Directors' service contracts provide that the Executive shall be eligible for a discretionary bonus based on agreed KPIs. The Remuneration Committee approves this bonus.

– **Share option or share scheme**: The company has developed a share scheme that has been approved by the Remuneration Committee and shareholders at the Annual General Meeting held on 26 November 2004. Awards of share options or shares to Executive Directors are recommended by the Remuneration Committee, which is guided by predetermined criteria and industry benchmarks. Such options or shares are not currently based on specific performance criteria, but recognise the critical nature and scarcity of an employee's particular skills and knowledge, as well as the strategic value of his or her position to the company during the review period. Options awarded to an individual employee (which definition includes Executive and Non-Executive Directors and other eligible employees) are subject to a cumulative upper limit of 2% of the company's issued share capital. Details of options held by Directors are contained in a table on page 13 of this circular.

– **Other benefits**: Executive Directors as well as Non-Executive Directors have an option to become members of the Sentinel Mining Industry Pension Fund or the Old Mutual Orion Provident Fund. In addition, all Directors are members of the Group Life Scheme and Executive Directors may join Discovery Health Medical Aid Society through the Company. All Directors are reimbursed for reasonable business expenses they incur.

Non-Executive Directors' remuneration

The fees paid to Non-Executive Directors are determined by the board as a whole and are reviewed as and when necessary. The current fees payable, effective 1 February 2004, are as follows:

– A basic fee of US$20 000 per annum;

– Sub-committee fees of US$2 000 per annum for each sub-committee of which the Non-Executive Director is a member;

– US$4 000 per annum for each subcommittee which the Non-Executive Director chairs.

Non-Executive Directors have also been granted share options over DRDGOLD's shares, details of which are shown on page 13 of this circular.

Directors' service contracts

Service contracts have been concluded with the Executive as well as the non-Executive Directors.

Corporate Social Responsibility Committee

In recognition of its responsibilities towards the local communities, the Company is in the process of establishing a Corporate Social Responsibility Committee. A Non-Executive Director will chair this Committee.

CORPORATE SOCIAL RESPONSIBILITY

Although corporate social responsibility ("CSR") activity has not been formalised, DRDGOLD is considering the best way to focus its CSR initiatives going forward. At year-end, the group had embarked on a process to analyse the reach and areas of current CSR activity at its operations, both in South Africa and Australasia. Currently, CSR activity is mine-specific and predominantly *ad hoc* in nature and, in future, these efforts will be more co-ordinated and formal in nature. It is the group's intention to formalise local activities, both in terms of quantum and focus. In this regard, DRDGOLD is considering the application of a formula regarding quantum (based on annual profit, for example) and agreeing a theme (education, for example) regarding focus. Also, the group is looking into the establishment of a proper corporate CSR fund, which could be managed by a board of trustees with a degree of independent representation and administered by a Section 21 company, in an effort to streamline CSR activity across all operations. In recognition of its responsibilities, the group is in the process of establishing a CSR Committee to be chaired by a Non-Executive Director.

The group is able to detail some of the *ad hoc* CSR activity undertaken during the year under review as follows:

Australasia

In Australasia, Tolukuma is committed to the broader social and economic development of its surrounding communities. In an effort to convert the economic benefits of mining into a sustainable future for the communities, Tolukuma aims to leave behind an improved physical, social and economic environment in which community members can prosper.

Tolukuma has established an agricultural extension programme designed to stimulate activity and generate income for local inhabitants both before and after mining in the area ceases. Another successful project is the establishment of a coffee plantation nursery; the mine flies, on behalf of the community, locally produced coffee to Port Moresby for export. The mine also purchases fresh produce from local growers for consumption at the mine in an effort to stimulate and encourage local productivity in the region.

On the education front, Tolukuma has provided a school building for local children and pays for local teachers. On the civic side, the mine has made available heavy equipment for use in the building of local infrastructure like roads and has implemented a clean water programme, providing much needed potable drinking water for local and downstream communities. In terms of law and order, the mine has assisted the community by equipping and training a local security force and developing a village court.

Tolukuma is a leader in the employment of nationals in senior positions at the mine. Of three Papua New Guinean nationals who currently possess mine managers' certificates, Tolukuma employs two. The mine has also actively recruited nationals, with nationals currently comprising more than 90% of the total workforce. At year-end, 10 nationals held management positions at the mine.

To facilitate a healthy relationship with the local communities, Tolukuma has employed a full-time community relations officer, who in turn has established a unique decision-making body known as the Avubab Forum, Avubab meaning "owner of the spoken word". The forum is led by the highest ranking and most powerful chief from each of the three local communities. The success of the forum has surpassed the expectations of everyone involved.

From a health perspective, Tolukuma not only provides access to health care services for employees at its mine-site clinic, it staffs a community aid post and offers a helicopter medical evacuation service for more complicated medical cases. Tolukuma has also recently undertaken a number of medical surveys to gauge the health needs of local communities.

Central to the success of any corporate social investment programme is effective communication. In recognising this, Tolukuma has created what is effectively an "open door policy" with stakeholders, including employees, surrounding communities, government and non-governmental organisations (NGOs). Stakeholders have been invited to the mine and encouraged to participate in community building and talking through of issues which are of mutual concern.

CODE OF ETHICS

The following description highlights aspects of the group's Code of Ethics ("the Code"). Any contravention of the Code is regarded as a serious matter.

– **Compliance with Laws and Regulations**

Directors, officers and employees must comply with all laws and regulations that are applicable to their activities on behalf of the members of the group which they represent.

– **The group in relation to its employees**

The group acknowledges that all employees have a right to work in a safe and healthy environment. All employees are entitled to fair employment practices and have a right to a working environment free from discrimination and harassment.

– **The group and the community**

The group recognises that we all share a very real responsibility to contribute to the local communities and the group encourages employees to participate in, amongst others, religious, charitable, education and civic activities, provided that such participation does not make undue demands on their work time or create a conflict of interest.

– **Conflict of interest**

Each member of the group expects employees to perform their duties in accordance with the best interest of their employer and not to use their positions or knowledge gained through their employment for their private or personal advantage.

– **Outside employment and directorships**

Employees may not take up outside employment or hold outside directorships without prior approval of management. Directors who hold outside directorships must disclose the same at the quarterly board meetings.

– **Relationships with clients, customers and suppliers**

Employees should ensure that they are independent of any business organisation having a contractual relationship with the group or providing goods or services to the group.

– **Gifts, hospitality and favours**

An employee should neither accept nor solicit any non-minor gifts, hospitalities or other favours from suppliers of goods or services.

- **Personal investments in shares and share dealings**

  While Directors and employees are encouraged to invest in and own shares in the group, such investment decisions must not contravene the conflict of interest provisions of the Code, any applicable legislation, or any policies and procedures established by the various operating areas of the group, and must not be based on material non-public information acquired by reason of an employee's connection with the group.

- **Confidential Information and External Communication**

  Directors and employees are expected to treat all information pertaining to the group, which is not in the public domain, in the strictest confidence and may not divulge such information to any third party without permission, even after the termination of their services with the group.

  The group strives to achieve timely and effective communications with all parties with whom it conducts business, as well as governmental authorities and the public. No sensitive communication may be made to the media or investment community other than by the group's General Manager: Investor Relations or the appointed Investor/Public Relations Consultants. All other communications to the media or investment community must be made within the ambit of the group's announcements framework.

STAKEHOLDER COMMUNICATION

DRDGOLD gives substance to its commitment to transparency through the implementation of an integrated and sustained programme of communication directed at its various stakeholders. This programme takes full cognisance of all the obligations placed on the group by its various listings and the regulatory environments in which it operates, and is limited only by any restrictions imposed by these.

The group's communication activities with its shareholders is premised on a clear understanding of shareholders' desire to maximise returns on their investment in the group and that, in order to be able to do this, they and/or their investment advisors require equitable, timeous access to operating, financial and other information.

Information defined or deemed to be influential on DRDGOLD's share price is released to international markets via the news dissemination mechanisms of the various stock exchanges on which it is listed, and as soon as possible thereafter to all addressees on the group's extensive electronic database. These addressees include shareholders, fund managers, analysts and media representatives internationally. All information is also available on the company's website.

Information relating to the group's operating and financial performance is released proactively to the market at least quarterly in the same way, and sometimes more frequently, as determined by circumstance. Quarterly reporting of the group results is augmented at half-year and year-end by face-to-face briefings by group executives in at least two of the markets in which it is listed, and by teleconferences and webcasts. At the end of every other quarter, results commentary is accessible via teleconferences and webcasts.

Between quarters, DRDGOLD's Chairman, Chief Executive Officer and General Manager: Investor Relations travel extensively in the United States, Europe and Australasia, addressing investor and other relevant conferences, and meeting with investors and potential investors in one-on-one and group meetings. From time-to-time, other senior representatives of the group are included in these activities.

A primary channel for communication to shareholders and the investing community at large is DRDGOLD's website. This contains current information on the group and its operations, as well as all announcements and publications, such as the annual report and two-monthly investor bulletins. Interactivity is a primary feature that adds currency to the website and compliments the substantial archive. All investor teleconferences are recorded and are available, together with webcasts, on the website for a period of time.

Employees and their elected representatives constitute another important stakeholder constituency for the group. While a climate of mature industrial relations ensures that effective communication is achieved through the collective bargaining process, the group is careful to maintain its prerogative, indeed its obligation to communicate directly, regularly and effectively with its employees. A company-wide workplace briefing system with feedback mechanisms, quarterly results briefings, the website, and employee publications are among the primary media used.

Effective, two-way communication with the communities within which it operates is an area of growing importance to the group. While much of this communication, increasingly, is required by regulations and statute – and takes the form of formal consultation with interested and affected parties – operational managements has come to recognise the value of community understanding, patronage and support for their actions, and of the role effective communication plays in securing these.

MATERIAL CONTRACTS

Below is a brief summary of material contracts entered into by the members of the DRDGOLD group, other than in the ordinary course of business, during the two years immediately preceding the last practicable date, 31 March 2005.

Memorandum of Agreement made and entered between DRDGOLD, West Witwatersrand Gold Mines Limited ("West Wits"), Mogale Gold (Proprietary) Limited ("Mogale") and Luipaards Vlei Estates (Proprietary) Limited ("LPE"), dated 6 June 2003

On 12 June 2002 DRDGOLD, West Wits and Mogale (previously named Bophelo Trading (Proprietary) Limited) entered into an agreement ("the main agreement") in terms of which Mogale purchased West Wits' Plant Enterprise as a going concern. Subsequently, on 6 June 2003 these parties entered into another agreement ("the current agreement") which amended the payment terms of the main agreement. LPE became a party under the current agreement as surety and co-principal debtor with Mogale. The current agreement authorizes Mogale to operate under some of DRDGOLD's mining permits while requiring that the former must obtain its own mining authorizations from the Department of Minerals and Energy. The balance of the purchase price outstanding being R8.3 million due to West Wits was ceded to DRDGOLD and made payable within four years of the current agreement. However, Mogale is presently under judicial management.

Confirmation, between DRDGOLD and Investec Bank (Mauritius) Limited ("Investec (Mauritius)"), dated 14 August 2003

Under this agreement DRDGOLD granted Investec (Mauritius) an option to acquire up to 18 million of DRDGOLD ordinary shares, at a strike price per share of 95% of the trade-weighted average price of its ADRs, for the 30-day period prior to exercise.

Amendment to Confirmation, dated 4 September 2003, between DRDGOLD and Investec (Mauritius)

This agreement amended the terms of the confirmation dated 14 August 2003, increasing the number of ordinary shares covered by the option to 27 million. On 9 September 2003, Investec (Mauritius) exercised the option in respect of 18 million ordinary shares at a price of $2.3967 per ordinary share for a total consideration of $42.1 million. On 12 September 2003, Investec (Mauritius) exercised the remaining portion of the option, acquiring an additional 9 million ordinary shares, at a price of $2.4242 per share for a total consideration of $21.7 million.

Confirmation, between DRDGOLD and Investec (Mauritius), dated 17 December 2003

On 17 December 2003, DRDGOLD entered into an option agreement with Investec (Mauritius) granting Investec (Mauritius) the option to acquire 10.2 million ordinary shares. The strike price per share of the option is 95.5% of the trade-weighted average price of DRDGOLD's ADRs for the ten days prior to exercise. The option had an expiry date of 15 March 2004. The option was exercised on 19 February 2004 at a price of $3.21 per share for a total consideration of $32.3 million. Of this $19.3 million was used to close out 180,000 ounces or 57.1% of the then committed 315,000 ounces under the Eskom gold for electricity contract.

Deed of Amalgamation for the Corporate Restructuring of Orogen Minerals (Porgera) Limited ("OMP"), Mineral Resources Porgera Limited ("MRP") and Dome Resources (PNG) Limited ("Dome PNG"), dated 14 October 2003

Under this agreement, DRD (Isle of Man) Limited ("DRD (Isle of Man)") acquired two of the wholly-owned subsidiaries of Oil Search Limited ("OSL"), OMP and MRP. The transaction was affected though an amalgamation of OMP and MRP with DRDGOLD's wholly-owned subsidiary Dome PNG. As a result of the amalgamation, OMP, subsequently renamed DRD (Porgera) Limited, is the surviving entity. The final purchase price of the transaction was $77.1 million, which was comprised of $60.3 million in cash and R6 643 902 ($16.7 million) of DRDGOLD's ordinary shares, determined based on the prevailing market value of the company's shares on 22 November 2003.

Undertaking, between OSL and DRD (Isle of Man), dated 14 October 2003

This agreement removes the rights of all parties to the Deed of Amalgamation to claim that completion, as that term is defined in the Deed of Amalgamation, has not occurred and to invoke certain rights under the Deed of Amalgamation relating to failure on the part of OSL and Orogen Minerals Limited, the holding company of OMP and MRP, to comply with certain document delivery requirements.

Loan Assignment Agreement between Orogen Minerals Limited, DRD (Isle of Man) and OMP, dated 14 October 2003

Under this agreement, Orogen Minerals Limited assigned its rights to a loan owed to it by OMP, to DRD (Isle of Man).

Agreement between Orogen Minerals Limited and DRD (Isle of Man), dated 14 October 2003

Under this agreement, DRD (Isle of Man) agreed to pay up to the maximum stamp duty incurred in connection with the transaction contemplated by the Deed of Amalgamation. The maximum amount of this duty is $3.69 million. DRD (Isle of Man) also agreed to pay any stamp duty top up, as calculated in the Deed of Amalgamation. All or a portion of these amounts may be refunded to DRD (Isle of Man).

Subscription and Option Agreement made and entered between DRD (Isle of Man), Net-Gold Services Limited and G.M. Network Limited, dated 26 January 2004

Under this agreement DRD (Isle of Man) subscribed for 50.25% of Net-Gold Services Limited's shares in issue. In addition, a put and call option was awarded with regards to the exchange of the shares that DRD (Isle of Man) acquired in Net-Gold Services Limited for 523.26 shares in G.M. Network Limited. The options expire on 31 December 2007.

Forward Bullion Transaction Agreements made and entered between DRDGOLD and Investec Bank Limited ("Investec"), dated 4 February 2004, 6 February 2004, 11 February 2004 and 12 February 2004.

These agreements constitute forward bullion sales transactions whereby a total of 90 000 ounces of gold bullion was forward purchased from Investec.

Loan Agreement made and entered between DRDGOLD and Investec, dated 24 June 2004

The agreement makes available to the company a loan facility of R100 million ($15.9 million). The facility bears interest at the three-month Johannesburg Interbank Acceptance Rate ("JIBAR") plus 300 interest basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice, DRDGOLD may elect to repay the facility in cash or by the issue of DRDGOLD shares.

Termination Agreement made and entered between DRDGOLD, Eskom Holdings Limited and Investec, dated 24 June 2004

During 2004 DRDGOLD entered into a series of agreements with Investec to close out a significant portion of the remaining hedge position held with Eskom Holdings Limited. This agreement terminates the previous forward bullion transaction agreements in place with Investec and Eskom Holdings Limited, through affecting the Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec, dated 24 June 2004.

Novation Agreement made and entered between J Aron & Company, Eskom Holdings Limited and Investec, dated 24 June 2004

This agreement transfers the rights, liabilities, duties and obligations that Eskom Holdings Limited were bound to under the Eskom gold for electricity hedge contract, to Investec, thereby creating a counterparty relationship between Investec and J Aron & Company.

Loan Agreement made and entered between DRDGOLD and Investec, dated 15 September 2004

The agreement makes available to the company a loan facility of R100 million ($15.9 million). The facility bears interest at the three-month JIBAR plus 300 basis points. Investec calls for payment by delivering a repayment notice. Upon receipt of the notice DRDGOLD may elect to repay the facility in cash or by the issue of DRDGOLD shares.

Loan Agreement made and entered between DRD (Isle of Man) and Investec (Mauritius), dated 14 October 2004

This agreement makes available to DRD (Isle of Man), a loan facility of $15.0 million with Investec (Mauritius). Subject to the terms of the agreement, the facility may be used to finance future acquisitions or rights offers by companies in which DRD (Isle of Man) intends to acquire shares, or it may be used for any other purpose with prior written consent of Investec (Mauritius). The facility bears interest at the three-month London Interbank Offered Rate, or LIBOR, plus 300 basis points. Funds advanced and interest on this facility shall be repaid in cash in equal instalments every three months from the date of that advance so that the amount of the advance is paid in full to Investec (Mauritius) within 36 months. The facility is secured by DRD (Isle of Man)'s shares in Emperor, DRD (Porgera) Limited and Tolukuma. The loan agreement prohibits DRDGOLD from disposing of or further encumbering the secured assets. The facility restricts the flow of payments from DRD (Isle of Man) to the company through requiring that all net operating cash or cash distributions received by DRD (Isle of Man) in respect of the secured assets must be used to first service its interest and principal payment obligations under the facility in accordance with the terms of the facility agreement. The agreement requires that DRD (Isle of Man) hold, in a debt servicing account, sufficient cash to cover its quarterly principal payments. Any funds in excess of these repayment requirements may be utilised by the company. In addition, if DRD (Isle of Man) intends to make any payment, which is a distribution, by or on behalf of it to or for the company, Investec (Mauritius) has the option to require DRD (Isle of Man) to pay 50% of the distributed funds as a pre-payment of the facility. The facility agreement contains a number of additional customary restrictive covenants. On 12 November 2004, $7.0 million was drawn under this facility in order to follow DRD (Isle of Man)'s rights under a rights offer undertaken by Emperor.

Loan Agreement made and entered between DRDGOLD and Investec, dated 10 December 2004

On 10 December 2004, DRDGOLD entered into a loan facility agreement of R100.0 million ($17.2 million) with Investec. The facility bears interest at the three-month JIBAR plus 300 basis points. At 31 March 2005, the undrawn balance of this facility was $6.9 million. This facility is a general funding facility and is not renewable.

INFORMATION FOR THE PURPOSES OF THE LISTING RULES OF THE ASX, RULES 7.1, 7.4 AND 10.11

DRDGOLD is listed on the ASX and is therefore required to comply with the Listing Rules of the ASX. Rule 7.1 of the Listing Rules of the ASX restricts the number of shares DRDGOLD is capable of issuing without shareholder approval in the next twelve months to 15% of its current issued capital ("the 15% limitation").

The issue of DRDGOLD shares pursuant to the specific issue represents approximately 6.5% of DRDGOLD's current issued capital. To maintain flexibility to issue new DRDGOLD shares up to the 15% limit imposed by the Listing Rules of the ASX in the forthcoming twelve months without obtaining further approval from shareholders, DRDGOLD is seeking the approval of its shareholders to the issue of DRDGOLD shares under the specific issue.

To this end, DRDGOLD is also seeking shareholder approval to ratify the issue of DRDGOLD shares referred to in the table below, which in aggregate represent approximately 6.4% of the company's current issued capital ("the ratifying resolution"). Rule 7.4 of the Listing Rules of the ASX permits shareholders to ratify previous issues of securities for the purposes Rule 7.1 of the Listing Rules of the ASX so that they do not count towards the 15% limitation. The effect of this resolution, if approved, will be to provide DRDGOLD with greater flexibility to issue new DRDGOLD shares up to 15% of its expanded issued capital after completion of the specific issue in the forthcoming 12 months without the need to obtain further shareholder approval under the Listing Rules of the ASX.

Date of issue	Shares issued	Issue price (Rand)	Purpose of issue
30 September 2004	1 798 370	11.12	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
08 October 2004	1 676 987	11.93	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
27 October 2004	1 558 554	12.83	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
10 November 2004	1 767 052	11.32	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
29 November 2005	1 899 837	10.53	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
11 January 2005	2 394 892	8.35	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
10 February 2005	2 636 595	7.59	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
08 March 2005	3 029 160	6.60	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.

The passing of this ratifying resolution will not remove DRDGOLD's obligations to obtain shareholder approval for future issues of shares where such approval is required in terms of the Listings Requirements of the JSE.

Shareholders should note that DRDGOLD's ability to issue new DRDGOLD shares in the period up until 5 October 2005 is, in any event, restricted under the terms of the underwriting agreement.

Shareholders should note that if approval is not obtained to the ratification of the issue of DRDGOLD shares referred to in the table above, the company's ability to issue new DRDGOLD shares in the twelve months following the date of the meeting without shareholder approval may be restricted. As shareholder approval is required under the Listings Requirements of the JSE for the issue of DRDGOLD shares pursuant to the specific issue, the directors of DRDGOLD will not issue those shares unless they are authorised to do so by shareholders in general meeting.

Further, Rule 10.11 of the Listing Rules of the ASX prohibits DRDGOLD from issuing DRDGOLD shares to a related party without shareholder approval being obtained. Mr David Baker, a former director of DRDGOLD who resigned from his position with effect from 27 October 2004, has more than a 35% interest in BSCM. Consequently, BSCM is considered a related party in terms of the Listings Requirements of the JSE. As a result, DRDGOLD is required to obtain shareholder approval to the issue of DRDGOLD shares pursuant to the specific issue under Rule 10.11 of the Listing Rules of the ASX.

DRDGOLD provides the following information for the purposes of Rules 7.3, 7.5 and 10.13 of the Listing Rules of the ASX:

– In respect of the DRDGOLD shares to be issued under the specific issue:
  – a maximum of 17 million DRDGOLD shares will be issued;
  – the DRDGOLD shares will be issued and allotted on or about Tuesday, 24 May 2005;
  – the DRDGOLD shares are to be issued at an issue price of R5.50 per share;
  – the DRDGOLD shares are being issued to the BSCM Clients;
  – the DRDGOLD shares to be issued will rank *pari passu* with all other DRDGOLD shares on issue; and
  – the intended use of the funds raised is set out in paragraph 2 of this circular.

– In respect of the ratification of the previous issues of DRDGOLD shares set out in the table above, the table above sets out:
  – the number of shares issued and the dates that these share issues were made;
  – the price at which those shares were issued;
  – the names of the allottees; and
  – the use of the funds raised;

The DRDGOLD shares issued rank *pari passu* with all other DRDGOLD shares in issue.



DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY   ARB number: 086 277 616
JSE share code: DRD   ISIN: ZAE 000058723
("DRDGOLD" or "the company")

Directors

M P Ncholo#	*(Non-executive Chairman)*
M M Wellesley-Wood*	*(Chief Executive Officer)*
I L Murray	*(Chief Financial Officer)*
J Turk#**	
R P Hume†	
G C Campbell†	
D Blackmur†***	

†Independent Non-executive
#Non-executive
* British
** American
*** Australian

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of the shareholders of DRDGOLD will be held at 10:00 in the boardroom at 45 Empire Road, Parktown, Johannesburg on Friday, 20 May 2005 for the purposes of considering and, if deemed fit, passing, with or without modification, the resolutions set out below.

RESOLUTION 1 – ORDINARY RESOLUTION APPROVING THE SPECIFIC ISSUE

"Resolved that the directors of DRDGOLD be and are hereby authorised to allot and issue up to 17 million new ordinary no par value DRDGOLD shares at a subscription price of R5.50 per share to some or all of the following persons upon the terms and subject to the conditions of the Subscription Agreement referred to in the circular to DRDGOLD shareholders, dated on or about 29 April 2005, to which a copy of this notice of general meeting is attached:

– Genus Natural Resources Master Fund;

– Genus Dynamic Gold Fund;

– CF Ruffer Baker Steel Gold Fund;

– P&C Global Gold & Natural Resources Fund Limited; and

– RIT Capital Partners plc."

RELATED PARTY

Mr David Baker, a former director of DRDGOLD, who resigned as such with effect from 27 October 2004, has an interest in Baker Steel Capital Managers LLP ("BSCM") of more than 35%. BSCM is a party to the subscription agreement referred to in resolution 1 above and the parties mentioned in that resolution are associates of BSCM. Consequently, in terms of the Listings Requirements of the JSE, BSCM is a related party to DRDGOLD and neither BSCM nor its associates (including Mr Baker and the persons mentioned in resolution 1 above) may vote on resolution 1 above in respect of any DRDGOLD shares that they hold. According to the Listings Requirements of the JSE, the approval of resolution 1 above requires a 75%

majority vote cast in favour of that resolution. Therefore DRDGOLD will not, without the prior approval of the JSE, allot and issue any shares to any of the persons mentioned in the above resolution unless at least 75% of the votes cast at the meeting are in favour of the resolution.

Resolution 1 above is being proposed, *inter alia*, for the purposes of Rules 7.1 and 10.11 of the Listing Rules of the Australian Stock Exchange Limited ("ASX"). For the purposes of resolution 1 above, pursuant to Rules 7.3.8 and 10.13.6 of the Listing Rules of the ASX, DRDGOLD will disregard any votes cast on the resolution by or on behalf of a person who will participate in the issue, or an associate of such a person. However, DRDGOLD need not disregard a vote if it is cast by the person as proxy for another who is entitled to vote in accordance with the directions on the form of proxy or it is cast by the person chairing the meeting as proxy for another who is entitled to vote, in accordance with a direction on the form of proxy to vote as the proxy decides.

RESOLUTION 2 – RATIFYING PREVIOUS ISSUES OF SHARES

"Resolved as an ordinary resolution that the issue by the company of the ordinary shares set out in the table below be ratified for the purpose of Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited.

Date of issue	Shares issued	Issue price (Rand)	Purpose of issue
30 September 2004	1 798 370	11.12	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
08 October 2004	1 676 987	11.93	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
27 October 2004	1 558 554	12.83	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
10 November 2004	1 767 052	11.32	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
29 November 2005	1 899 837	10.53	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
11 January 2005	2 394 892	8.35	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
10 February 2005	2 636 595	7.59	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes.
08 March 2005	3 029 160	6.60	Issued to Investec Bank (Mauritius) Limited pursuant to a loan agreement. Funds raised were used for general working capital purposes."

The ordinary shares issued above rank *pari passu* with all other ordinary shares in issue in the company. For the purposes of this ordinary resolution 2, pursuant to Rule 7.4.6 of the Listing Rules of the Australian Stock Exchange Limited, the company will disregard any votes cast on the resolution by or on behalf of a person who participated in the issue or any associate of such a person.

However, the company need not disregard a vote if it is cast by the person as proxy for another who is entitled to vote in accordance with the directions on the form of proxy or it is cast by the person chairing the meeting as proxy for another who is entitled to vote, in accordance with a direction on the form of proxy to vote as the proxy decides.

VOTING AND PROXIES

Holders of DRDGOLD preference shares may attend the general meeting but they may not vote thereat.

DRDGOLD shareholders holding certificated ordinary shares and DRDGOLD shareholders who have dematerialised their DRDGOLD ordinary shares and have elected "own-name" registration in the sub-register through a CSDP may attend, speak and vote in person at the general meeting, or may appoint one or more proxies (who need not be shareholders of DRDGOLD) to attend, speak and vote at the general meeting in the place of such DRDGOLD shareholder.

A form of proxy is attached to the circular to the DRDGOLD shareholders dated 29 April 2005 to which a copy of this notice of general meeting is attached. Duly completed forms of proxy must be lodged 48 hours prior to the start of the general meeting, as follows:

– shareholders registered on the South African register, to Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg 2000) to reach them by no later than 10:00 (South African time) on Wednesday, 18 May 2005; or

– shareholders registered on the Australian register, to Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth, Western Australia, 6000 (GPO Box D182, Perth, Western Australia, 6840) to reach them by no later than 16:00 (Perth Western Australia time) on Tuesday, 17 May 2005; or

– shareholders registered on the Port Moresby register, to Capital Stockbrokers Limited, Level 2, AON Haus, Port Moresby (PO Box 2017, Port Moresby) to reach them by no later than 18:00 (Port Moresby time) on Tuesday, 17 May 2005;

– shareholders holding DRDGOLD ordinary shares in the form of American Depositary Receipts, to The Bank of New York, Proxy Services Department, 101 Barclay Street New York, NY 10286 to reach them by no later than 03:00 (Eastern Standard time) on Wednesday, 18 May 2005; or

– shareholders registered on the United Kingdom register, to Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU to reach them by no later than 9:00 (BST) on Wednesday, 18 May 2005.

DRDGOLD shareholders who have already dematerialised their DRDGOLD ordinary shares through a CSDP and who have not selected "own-name" registration in the sub-register through a CSDP and DRDGOLD shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting of shareholders must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend or, if they do not wish to attend the general meeting of shareholders, they may provide their CSDP or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

In respect of dematerialised shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he appoints a proxy to vote at the general meeting of shareholders.

Australian holders of CHESS Depositary Interests in DRDGOLD shares should complete the attached notice of direction (*blue*) and return it to CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth Western Australia 6000, by no later than 16:00 (Western Australian time) on Tuesday, 17 May 2005.

Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.

The holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his share warrant at the bearer reception office of Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays) and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

By order of the board

DRDGOLD Limited

T Gwebu
Secretary

Johannesburg
29 April 2005

Registered office and postal address:	**Transfer secretaries:**
In South Africa	*In South Africa*
45 Empire Road	Ultra Registrar (Proprietary) Limited
Parktown	11 Diagonal Street
Johannesburg, 2193	Johannesburg, 2001
(PO Box 390, Maraisburg, 1700)	(PO Box 4844, Johannesburg, 2000)
London Bearer Office	*In the United Kingdom*
Capita IRG plc	Capita IRG plc
The Registry, 34 Beckenham Road	The Registry, 34 Beckenham Road
Beckenham, Kent BR3 4TU	Beckenham, Kent BR3 4TU
Depositary Bank	*In Australia*
American Depositary Receipts	Computershare Investor Services (Proprietary) Limited
The Bank of New York	Level 2, 45 St George's Terrace
101 Barclay Street	Perth, Western Australia, 6000
New York, New York 10286	(GPO Box D182, Perth, Western Australia, 6840)
United States of America	



DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY   ARB number: 086 277 616
JSE share code: DRD   ISIN: ZAE 000058723
("DRDGOLD" or "the company")

FORM OF PROXY FOR DRDGOLD SHAREHOLDERS

This form is to be used by the following persons only at the general meeting of shareholders of DRDGOLD to be held in the boardroom, 45 Empire Road, Parktown, Johannesburg on Friday, 20 May at 10:00 (South African time) ("the general meeting of shareholders"): (1) DRDGOLD ordinary shareholders on the Australian, Port Moresby and the United Kingdom registers; (2) DRDGOLD ordinary shareholders on the South African register (this includes holders of certificated shares, Central Securities Depositary Participants' ("CSDPs"), brokers' nominee companies and shareholders who have dematerialised their ordinary shares and who have elected "own-name" registration through a CSDP). DRDGOLD ordinary shareholders on the Australian register holding CHESS Depositary Interests should use the blue form attached to the notice of meeting.

DRDGOLD shareholders on the South African register who have already dematerialised their ordinary share through a CSDP or broker and who have not selected own-name registration and DRDGOLD shareholders who hold certificated ordinary shares through a nominee must **not** complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to attend the general meeting of shareholders or, if they do not wish to attend the general meeting of shareholders, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP or nominee.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES.

I/We (BLOCK LETTERS please) _____

of _____

Telephone Work (   )_____ Telephone Home (   )_____

being the holder/s or custodians of _____ shares, hereby appoint (see note 1 overleaf):

1. _____ or failing him/her,

2. _____ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend and speak and vote on a show of hands or on a poll for me/us and on my/our behalf at the general meeting of shareholders to be held on 20 May 2005 for the purposes of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the DRDGOLD shares registered in my/our name as follows (see note 2 overleaf):

	For	Against	Abstain
Ordinary resolution 1 – Authorising the allotment and issue of up to 17 million new ordinary no par value DRDGOLD shares at a subscription price of R5.50 per share			
Ordinary resolution 2 – Ratification of previous share issues			

and generally to act as my/our proxy at the said general meeting of shareholders. (Tick whichever is applicable). If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit (See notes 2, 3 and 4 overleaf). Unless otherwise instructed, my proxy may vote as he thinks fit.

Signed at _____ on _____ 2005

Signature _____

Assisted by (where applicable) _____

Each ordinary shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRDGOLD) to attend, speak and vote in place of that shareholder at the general meeting of shareholders.

Please read the notes on the reverse side hereof.

Notes:

1. A DRDGOLD shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A DRDGOLD shareholder's instruction to his proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his proxy to cast his votes.

3. Should there be no indication in the appropriate box as to how the shareholder wishes his votes to be cast by his proxy then the proxy will be deemed to have been authorised to vote or abstain from voting at the meeting as the proxy deems fit.

4. A shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder's votes exercisable at the general meeting.

5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa, the United Kingdom or Australia at least 48 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays).

6. The completion and lodging of this form of proxy by shareholders holding share certificates, CSDPs, brokers' nominee companies and shareholders who have dematerialised their share certificates and who have elected "own-name" registration through a CSDP, will not preclude the relevant shareholder from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their share certificates and who have not elected "own-name" registration through a CSDP and shareholders who hold certificated ordinary shares through a nominee who wish to attend the general meeting of shareholders must instruct their CSDP or broker to issue them with the necessary authority to attend.

7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRDGOLD.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the general meeting, submitted by the holder whose name appears first in the register of the company will be accepted.

10. The holder of a share warrant to bearer who wishes to attend or be represented at the general meeting must deposit his share warrant at the bearer reception office of Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or must deposit his share warrant at the office of the French agents, Euro Emetteurs Finance, 48 Boulevard des Batignolles, 75850, Paris, Cedex 17, France, in both cases not later than 48 hours before the date appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the "Conditions governing share warrants" currently in force. Thereupon a form of proxy or an attendance form under which such share warrant holder may be represented at the general meeting shall be issued.

11. Depositary receipt holders will receive forms of proxy printed by the Depositary Bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy.



DRDGOLD LIMITED

(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Nasdaq trading symbol: DROOY   ARB number: 086 277 616
JSE share code: DRD   ISIN: ZAE 000058723
("DRDGOLD" or "the company")

NOTICE OF DIRECTION

Holders of CHESS Depositary Interests ("CDIs") should use this form to direct CHESS Depositary Nominees Proprietary Limited ("CHESS") how to vote on the resolutions as detailed below. The CDI Notice of Direction gives your voting instructions to CHESS to enable them to vote the underlying shares on your behalf.

Name: _____

Address _____

To: CHESS DEPOSITARY NOMINEES PROPRIETARY LIMITED

I/we being the holder of CDIs of the company direct CHESS DEPOSITARY NOMINEES PROPRIETARY LIMITED to vote for me in respect of all the CDIs held in my name at the general meeting of the company to be held on Friday, 20 May 2005 at 45 Empire Road, Parktown, Johannesburg, Gauteng, South Africa at 10:00 (South African time) and at any and all adjournments of that meeting. I direct CHESS to vote as follows:

(Please indicate with an "X" or tick in the appropriate space how you wish your votes to be DRDGOLD).

	For	Against	Abstain
Ordinary resolution 1 – Authorising the allotment and issue of up to 17 million new ordinary no par value DRDGOLD shares at a subscription price of R5.50 per share			
Ordinary resolution 2 – Ratification of previous share issues			

and generally to act as my/our proxy at the said general meeting of shareholders. (Tick whichever is applicable. If no directions are given your vote will be deemed invalid.)

Signed at _____ on _____ 2005

Signature/s _____

_____

Notes:

1. A CDI holder should instruct CHESS how to vote by indicating with an "X" in the appropriate spaces how the votes are to be cast.

2. A CDI holder may instruct CHESS to vote in respect of less than the total number of CDIs held by inserting the relevant number of CDIs in the appropriate box provided. All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast may not exceed the total of the votes exercisable.

3. Any alteration or correction made to the notice of direction must be initialled by the signatory.

4. Each holder must sign this form. If your CDIs are held in joint names, all holders must sign/or (depending on the company's constitution) any one holder may sign. If you are signing as an Attorney, then the Power of Attorney must have been noted by the Company's Australian Registry or a certified copy of it must accompany this form.

5. To be effective a completed CDI notice of direction must reach CHESS Depositary Nominees Proprietary Limited, c/o Computershare Investor Services (Proprietary) Limited, Level 2, 45 St George's Terrace, Perth Western Australia 6000 or GPO Box D182, Perth Western Australia 6840 at least 72 hours before the time appointed for the holding of the general meeting (which period excludes Saturdays, Sundays and public holidays).

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